IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2018 and for the nine-month and three-month periods ended as of that date, presented comparatively

Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°: 75, beginning on July 1st, 2017.

Legal address: 108 Bolívar St., 1st floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: August 7, 2017.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital: 578,676,460 shares.

Common Stock subscribed, issued and paid up (in millions of Ps.): 579.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
(Cresud S.A.C.I.F. y A.).

Legal Address: 877 Moreno St., 23rd. floor, Autonomous City of Buenos Aires, Argentina.

Main activity: Real estate, agricultural, commercial and financial activities.

Direct and indirect interest of the Parent Company on the capital stock: 366,788,251 common shares.

Percentage of votes of the Parent Company (direct and indirect interest) on the shareholders’ equity: 63.77% (1).

Type of stock	CAPITAL STATUS
	Shares authorized for Public Offering (2)	Subscribed, issued and paid up (in millions of Pesos)
Common stock with a face value of Ps. 1 per share and entitled to 1 vote each	578,676,460	579

(1) For computation purposes, Treasury shares have been subtracted.
(2) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Financial Statements.

Terms	Definitions
BACS	Banco de Crédito y Securitización S.A.
Baicom	Baicom Networks S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
Cellcom	Cellcom Israel Ltd.
Clal	Clal Holdings Insurance Enterprises Ltd.
CLN Token	Colu Token
CNV	Securities Exchange Commission
Condor	Condor Hospitality Trust Inc.
Cresud	Cresud S.A.C.I.F. y A.
DIC	Discount Investment Corporation Ltd.
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2017
CPF	Collective Promotion Funds
IASB	International Accounting Standards Board
IDB Tourism	IDB Tourism (2009) Ltd
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IRSA, The Company”, “Us”, “We”	IRSA Inversiones y Representaciones Sociedad Anónima
IRSA CP	IRSA Propiedades Comerciales S.A.
Israir	Israir Airlines & Tourism Ltd.
Lipstick	Lipstick Management LLC
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
NIS	New Israeli Shekel
NCN	Non-Convertible Notes
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate LTD
Quality	Quality Invest S.A.
Shufersal	Shufersal Ltd.
Tarshop	Tarshop S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of March 31, 2018 and June 30, 2017
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.18	06.30.17
ASSETS
Non-current assets
Investment properties	8	121,359	99,953
Property, plant and equipment	9	30,992	27,113
Trading properties	10, 21	4,066	4,532
Intangible assets	11	13,814	12,387
Other assets		129	-
Investments in associates and joint ventures	7	8,557	7,885
Deferred income tax assets	18	282	285
Income tax and MPIT credit		201	145
Restricted assets	12	1,322	448
Trade and other receivables	13	5,911	4,974
Investments in financial assets	12	1,388	1,772
Financial assets held for sale	12	7,509	6,225
Derivative financial instruments	12	-	31
Total non-current assets		195,530	165,750
Current assets
Trading properties	10, 21	3,189	1,249
Inventories	21	4,301	4,260
Restricted assets	12	1,077	506
Income tax and MPIT credit		335	339
Group of assets held for sale	27	3,220	2,681
Trade and other receivables	13	17,550	17,264
Investments in financial assets	12	18,748	11,951
Financial assets held for sale	12	2,822	2,337
Derivative financial instruments	12	24	51
Cash and cash equivalents	12	32,961	24,854
Total current assets		84,227	65,492
TOTAL ASSETS		279,757	231,242
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent (according to corresponding statement)		30,651	25,864
Non-controlling interest		28,400	21,472
TOTAL SHAREHOLDERS’ EQUITY		59,051	47,336
LIABILITIES
Non-current liabilities
Borrowings	16	141,144	109,489
Deferred income tax liabilities	18	23,756	23,024
Trade and other payables	15	2,507	3,040
Provisions	17	858	943
Employee benefits		930	763
Derivative financial instruments	12	16	86
Salaries and social security liabilities		94	127
Total non-current liabilities		169,305	137,472
Current liabilities
Trade and other payables	15	24,670	20,839
Borrowings	16	20,367	19,926
Provisions	17	945	890
Group of liabilities held for sale	27	2,182	1,855
Salaries and social security liabilities		2,683	2,041
Income tax and MPIT liabilities		369	797
Derivative financial instruments	12	185	86
Total current liabilities		51,401	46,434
TOTAL LIABILITIES		220,706	183,906
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		279,757	231,242
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements. ______________________ Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income
for the nine-month and three-month periods ended March 31, 2018 and 2017
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine month		Three month
	Note	03.31.18	03.31.17(recast)	03.31.18	03.31.17(recast)
Revenues	19	65,696	55,201	22,656	18,370
Costs	20, 21	(44,764)	(38,462)	(15,487)	(12,837)
Gross profit		20,932	16,739	7,169	5,533
Net gain / (loss) from fair value adjustment of investment properties	8	12,796	3,042	1,294	(428)
General and administrative expenses	20	(3,457)	(2,809)	(1,262)	(1,000)
Selling expenses	20	(12,125)	(9,951)	(4,408)	(3,387)
Other operating results, net	22	545	(207)	(59)	(86)
Profit from operations		18,691	6,814	2,734	632
Share of profit of associates and joint ventures	7	571	142	178	80
Profit before financial results and income tax		19,262	6,956	2,912	712
Finance income	23	992	657	342	147
Finance costs	23	(11,148)	(5,531)	(3,079)	(816)
Other financial results	23	1,838	2,481	642	950
Financial results, net		(8,318)	(2,393)	(2,095)	281
Profit before income tax		10,944	4,563	817	993
Income tax expense	18	159	(1,113)	(338)	(86)
Profit for the period from continuing operations		11,103	3,450	479	907
Profit / (loss) for the period from discontinued operations	28	187	3,056	(20)	(1,217)
Profit / (loss) for the period		11,290	6,506	459	(310)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment		2,505	3,298	2,048	796
Share of other comprehensive (loss) / income of associates and joint ventures		(499)	(1,523)	(291)	400
Change in the fair value of hedging instruments net of income taxes		(3)	2	30	12
Other reserves		-	1	-	1
Items that may not be reclassified subsequently to profit or loss, net of income tax:
Actuarial profit from defined contribution plans		(125)	(23)	(78)	(4)
Other comprehensive income for the period from continuing operations		1,878	1,755	1,709	1,205
Other comprehensive income for the period from discontinued operations		67	409	75	409
Total other comprehensive income for the period		1,945	2,164	1,784	1,614
Total comprehensive income for the period		13,235	8,670	2,243	1,304

Total comprehensive income from continuing operations		12,981	5,205	2,188	2,112
Total comprehensive income / (loss) from discontinued operations		254	3,465	55	(808)
Total comprehensive income for the period		13,235	8,670	2,243	1,304

Profit / (loss) for the period attributable to:
Equity holders of the parent		9,405	3,784	487	(51)
Non-controlling interest		1,885	2,722	(28)	(259)

(Loss) / profit from continuing operations attributable to:
Equity holders of the parent		9,285	2,508	507	1,005
Non-controlling interest		1,818	942	(28)	(98)

Total comprehensive income attributable to:
Equity holders of the parent		8,786	4,386	140	529
Non-controlling interest		4,449	4,284	2,103	775

Profit / (loss) per share from continuing operations attributable to equity holders of the parent:
Basic		16.36	6.58	0.85	(0.09)
Diluted		16.24	6.54	0.84	(0.09)

Profit per share from continuing operations attributable to equity holders of the parent:
Basic		16.15	4.36	0.88	1.75
Diluted		16.04	4.33	0.88	1.74

(i)
   As of March 31, 2018, it includes Ps. (2,228) which corresponds to the DIC´s debt exchange (see Note 16).
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
The previous period has been recast due to the change in the accounting policy for investment properties described in Note 2.3.
______________________ Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2018
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (2)	Other reserves (3)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2017	575	4	123	793	17	143	2,751	2,165	19,293	25,864	21,472	47,336
Profit for the period	-	-	-	-	-	-	-	-	9,405	9,405	1,885	11,290
Other comprehensive (loss) / profit for the period	-	-	-	-	-	-	-	(619)	-	(619)	2,564	1,945
Total comprehensive (loss) / profit for the period	-	-	-	-	-	-	-	(619)	9,405	8,786	4,449	13,235
Acquisition of non-controlling interest	-	-	-	-	-	-	-	-	-	-	16	16
Appropriation of retained earnings approved by Shareholders’ meeting held as of 10.31.17	-	-	-	-	-	-	-	2,081	(2,081)	-	-	-
Shared-based compensation	-	-	-	-	1	-	-	3	-	4	43	47
Dividends distribution	-	-	-	-	-	-	-	-	(1,400)	(1,400)	-	(1,400)
Dividends distribution to non-controlling interest in subsidiaries	-	-	-	-	-	-	-	-	-	-	(1,421)	(1,421)
Changes in non-controlling interest	-	-	-	-	-	-	-	(2,603)	-	(2,603)	3,841	1,238
Balance as of March 31, 2018	575	4	123	793	18	143	2,751	1,027	25,217	30,651	28,400	59,051

 The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
 (1)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 17 to the Annual Financial Statements.
 (2)  Related to CNV General Resolution N° 609/12. See Notes 2.1.b) and 17 to the Annual Financial Statements.
 (3)
Group´s other reserves for the period ended March 31, 2018 are comprised as follows:

	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Hedging instrument	Special reserve	Reserve for defined contribution plans	Other reserves from subsidiaries	Total Other reserves
Balance as of July 1, 2017	(28)	186	78	494	1,394	19	-	(15)	37	2,165
Other comprehensive (loss) / profit for the period	-	-	-	-	(566)	6	-	(59)	-	(619)
Total comprehensive loss for the period	-	-	-	-	(566)	6	-	(59)	-	(619)
Share-based compensation	2	-	1	-	-	-	-	-	-	3
Appropriation of retained earnings approved by Shareholders’ meeting held as of 10.31.17	-	-	-	-	-	-	2,081	-	-	2,081
Changes in non-controlling interest	-	(2,602)	-	-	-	-	-	-	(1)	(2,603)
Balance as of March 31, 2018	(26)	(2,416)	79	494	828	25	2,081	(74)	36	1,027

______________________ Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2017
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (2)	Other reserves (3)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2016 (recast)	575	4	123	793	16	117	2,755	990	16,259	21,632	14,224	35,856
Profit for the period	-	-	-	-	-	-	-	-	3,784	3,784	2,722	6,506
Other comprehensive profit for the period	-	-	-	-	-	-	-	602	-	602	1,562	2,164
Total comprehensive profit for the period	-	-	-	-	-	-	-	602	3,784	4,386	4,284	8,670
Appropriation of retained earnings approved by Shareholders’ meeting held as of 10.31.16	-	-	-	-	-	26	(4)	(26)	4	-	-	-
Shared-based compensation	-	-	-	-	-	-	-	9	-	9	70	79
Currency translation adjustment for interest held before business combination	-	-	-	-	-	-	-	-	-	-	2	2
Incorporated by business combination	-	-	-	-	-	-	-	-	-	-	45	45
Changes in non-controlling interest	-	-	-	-	-	-	-	(221)	-	(221)	1,629	1,408
Dividends distribution to non-controlling interest in subsidiaries	-	-	-	-	-	-	-	-	-	-	(1,982)	(1,982)
Balance as of March 31, 2017 (recast)	575	4	123	793	16	143	2,751	1,354	20,047	25,806	18,272	44,078

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
The previous period has been recast due to the change in the accounting policy for investment properties described in Note 2.3.
(1) Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 17 to the Annual Financial Statements.
(2) Related to CNV General Resolution N° 609/12. See Notes 2.1.b) and 17 to the Annual Financial Statements.
(3) Group’s other reserves for the period ended March 31, 2017 are comprised as follows.

	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Hedging instruments	Reserve for defined contribution plans	Other reserves from subsidiaries	Total Other reserves
Balance as of July 1, 2016 (recast)	(29)	21	67	520	421	(37)	(10)	37	990
Other comprehensive income / (loss) for the period	-	-	-	-	553	77	(28)	-	602
Total comprehensive income / (loss) for the period	-	-	-	-	553	77	(28)	-	602
Share-based compensation	-	-	9	-	-	-	-	-	9
Appropriation of retained earnings approved by Shareholders’ meeting held as of 10.31.16	-	-	-	(26)	-	-	-	-	(26)
Changes in non-controlling interest	-	(219)	-	-	-	-	-	(2)	(221)
Balance as of March 31, 2017 (recast)	(29)	(198)	76	494	974	40	(38)	35	1,354

______________________ Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the nine-month periods ended March 31, 2018 and 2017
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.18	03.31.17 (recast)
Operating activities:
Net cash generated from continuing operating activities before income tax paid	14	9,984	6,862
Income tax and MPIT paid		(848)	(784)
Net cash generated from continuing operating activities		9,136	6,078
Net cash generated from discontinued operating activities		256	234
Net cash generated from operating activities		9,392	6,312
Investing activities:
Interest held decrease (increase) in associates and joint ventures		23	(447)
Acquisition, improvements and advance payments for contructions of investment properties		(2,326)	(1,911)
Proceeds from sales of investment properties		566	238
Acquisitions and improvements of property, plant and equipment		(2,612)	(1,825)
Proceeds from sales of property, plant and equipment		39	-
Acquisitions of intangible assets		(721)	(329)
Acquisitions of subsidiaries, net of cash acquired		(651)	(46)
Net increase of restricted assets		(744)	-
Dividends collected		111	206
Proceeds from sales of interest held in associates and joint ventures		252	-
Proceeds from loans granted		620	-
Proceeds from liquidation of an associate		8	-
Acquisitions of investments in financial assets		(15,743)	(2,351)
Proceeds from disposal of investments in financial assets		12,921	3,354
Interest received from financial assets		387	102
Dividends received from financial assets		45	-
Payment for other assets acquisition		(120)	-
Loans granted to related parties		(345)	(92)
Loans granted		(102)	-
Net cash used in continuing investing activities		(8,392)	(3,101)
Net cash (used in) / generated from discontinued investing activities		(101)	3,960
Net cash (used in) / generated from in investing activities		(8,493)	859
Financing activities:
Borrowings		20,946	17,335
Payment of borrowings		(11,611)	(12,256)
Proceeds (payment) of short term borrowings, net		257	(875)
Payment of borrowings to related parties		-	(9)
Interests paid		(5,690)	(3,803)
Capital distributions to non-controlling interest in subsidiaries		(58)	(72)
Capital contributions from non-controlling interest in subsidiaries		384	156
Acquisition of non-controlling interest in subsidiaries		(612)	(1,005)
Proceeds from sales of non-controlling interest in subsidiaries		3,352	2,663
Dividends paid		(1,392)	(724)
Dividends paid to non-controlling interest in subsidiaries		(403)	-
Proceeds from derivative financial instruments		(12)	-
Net cash generated from continuing financing activities		5,161	1,410
Net cash used in discontinued financing activities		(86)	(759)
Net cash generated from financing activities		5,075	651
Net increase in cash and cash equivalents from continuing activities		5,905	4,387
Net increase in cash and cash equivalents from discontinued activities		69	3,435
Net increase in cash and cash equivalents		5,974	7,822
Cash and cash equivalents at beginning of period	13	24,854	13,866
Cash and cash equivalents reclassified to held for sale		(269)	(161)
Foreign exchange gain on cash and changes in fair value of cash equivalents		2,402	852
Cash and cash equivalents at end of period	13	32,961	22,379

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
The previous period has been recast due to the change in the accounting policy for investment properties described in Note 2.3.
______________________ Eduardo S. Elsztain President

6

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information

These Financial Statements have been approved for issuance by the Board of Directors, on May 9, 2018.

IRSA was founded in 1943, and it is engaged in a diversified range of real estate activities in Argentina since 1991. IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”. Cresud is our direct parent company and IFIS Limited is our ultimate parent company.

The Group has established two Operations Centers, Argentina and Israel, to manage its global business, mainly through the following companies:

(*) See note 4 for more information about the changes within the Operations Center in Israel.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These Financial Statements have been prepared in accordance with IAS 34 "Interim Financial Reporting", therefore, should be read together with the Annual Financial Statements of the Group as of June 30, 2017 prepared in accordance with IFRS in force. Furthermore, these Financial Statements include supplementary information required by Law N° 19,550 and/or regulations of the CNV. Such information is included in notes to these Financial Statements according to IFRS.

These Financial Statements corresponding to the interim nine-month periods ended March 31, 2018 and 2017 have not been audited. The management considers they include all necessary adjustments to fairly present the results of each period. The Company’s interim periods results do not necessarily reflect the proportion of the Group’s full-year results.

Under IAS 29 “Financial Reporting in Hyperinflationary Economies”, the Financial Statements of an entity whose functional currency belongs to a hyperinflationary economy, regardless of whether they apply historic cost or current cost methods, should be stated at the current unit of measure as of the date of this Consolidated Financial Statements. For such purpose, in general, inflation is to be computed in non-monetary items from the acquisition or revaluation date, as applicable. In order to determine whether an economy is to be considered hyperinflationary, the standard lists a set of factors to be taken into account, including an accumulated inflation rate near or above 100% over a three-year period.

IRSA Inversiones y Representaciones Sociedad Anónima

For the Groups' business in Argentina, considering the released inflation data in Argentina and the declining inflation trend in recent years, the Management is of the view that there is not enough evidence to conclude that Argentina is a hyperinflationary economy. Therefore, no restatement has been applied on financial information, as set forth by IAS 29, for the reporting periods. However, over the last years, certain macroeconomic variables, such as payroll costs and goods prices, have experienced significant annual changes, which should be taken into consideration in assessing and interpreting the financial situation and results of operations of the Group in these Financial Statements.

2.2.
Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

In addition to the policies described in the annual financial statements, during the current period the Group acquired CLN tokens, which are valued at the lower value between the cost of acquisition and the net realizable value, and were classified as other non-current assets.

2.3.
Comparability of information

Balance items as of June 30, 2017 and March 31, 2017 shown in these Unaudited Condensed Interim Consolidated Financial Statements for comparative purposes arise from financial statements then ended. As mentioned in Note 2 to the Annual Financial Statements, during the fiscal year ended June 30, 2017 the Group’s Board of Directors decided to change the accounting policy for investment property from cost model to fair value model, as permitted under IAS 40. Therefore, the previously issued Interim Financial Statements were retroactively recast as required by IAS 8.

The table below includes the reconciliation between the Statements of Income and Other Comprehensive Income for the nine-month and the three-month periods ended March 31, 2017 as they were originally issued, and the recast statements included in these Financial Statements for comparative purposes. There is no impact on any of the relevant total sums of the Consolidated Statement of Cash Flows.

IRSA Inversiones y Representaciones Sociedad Anónima

Statement of Income and Other Comprehensive Income for the nine-month period ending as of March 31, 2017:

	Nine month
	03.31.2017 (originally issued)	03.31.2017 (adjustment)		03.31.2017 (other reclassifications) g)	03.31.2017 (recast)
Revenues	55,201	-		-	55,201
Costs	(38,956)	826	a)	(332)	(38,462)
Gross profit	16,245	826		(332)	16,739
Gain from disposal of investment properties	210	(182)	b)	(28)	-
Net gain from fair value adjustment of investment properties	-	3,103	c)	(61)	3,042
General and administrative expenses	(2,839)	-		30	(2,809)
Selling expenses	(10,249)	-		298	(9,951)
Other operating results, net	(220)	(19)		32	(207)
Profit from operations	3,147	3,728		(61)	6,814
Share of (loss) / profit of associates and joint ventures	(152)	229	d)	65	142
Profit before finance results and income tax	2,995	3,957		4	6,956
Finance income	718	-		(61)	657
Finance costs	(5,527)	-		(4)	(5,531)
Other financial results	2,420	-		61	2,481
Financial results, net	(2,389)	-		(4)	(2,393)
Profit before income tax	606	3,957		-	4,563
Income tax	137	(1,250)	e)	-	(1,113)
Profit from continuing operations	743	2,707		-	3,450
Profit from discontinued operations	3,056	-		-	3,056
Profit for the period	3,799	2,707		-	6,506
Other comprehensive income / (loss)
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	1,224	2,074	f)	-	3,298
Share of other comprehensive income / (loss) of associates and joint ventures	310	(1,833)	d)	-	(1,523)
Change in the fair value of hedging instruments net of income tax	2	-		-	2
Other reserves	1	-		-	1
Items that may not be reclassified subsequently to profit or loss, net of income tax
Actuarial loss from defined contribution plans	(23)	-		-	(23)
Other comprehensive income for the period from continuing operations	1,514	241		-	1,755
Other comprehensive income for the period from discontinued operations	409	-		-	409
Other comprehensive income for the period	5,722	2,948		-	8,670

Profit for the period attributable to:
Equity holders of the parent	2,138	1,646		-	3,784
Non-controlling interest	1,661	1,061		-	2,722

Total comprehensive income for the period attributable to:
Equity holders of the parent	2,654	1,732		-	4,386
Non-controlling interest	3,068	1,216		-	4,284

IRSA Inversiones y Representaciones Sociedad Anónima

Statement of Income and Other Comprehensive Income for the three-month period ending as of March 31, 2017:

	Three month
	03.31.2017 (originally issued)	03.31.2017 (adjustment)		03.31.2017 (other reclassifications) g)	03.31.2017 (recast)
Revenues	18,370	-		-	18,370
Costs	(13,011)	295	a)	(121)	(12,837)
Gross profit	5,359	295		(121)	5,533
Gain from disposal of investment properties	105	(77)	b)	(28)	-
Net gain from fair value adjustment of investment properties	-	(367)	c)	(61)	(428)
General and administrative expenses	(1,008)	-		8	(1,000)
Selling expenses	(3,500)	-		113	(3,387)
Other operating results, net	(97)	(17)		28	(86)
Profit from operations	859	(166)		(61)	632
Share of (loss) / profit of associates and joint ventures	(59)	143	d)	(4)	80
Profit before finance results and income tax	800	(23)		(65)	712
Finance income	(14)	-		161	147
Finance costs	(659)	-		(157)	(816)
Other financial results	889	-		61	950
Financial results, net	216	-		65	281
Profit before income tax	1,016	(23)		-	993
Income tax	(197)	111	e)	-	(86)
Profit from continuing operations	819	88		-	907
Loss from discontinued operations	(1,217)	-		-	(1,217)
Loss for the period	(398)	88		-	(310)
Other comprehensive income / (loss)
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	1,103	(307)	f)	-	796
Share of other comprehensive income of associates and joint ventures	-	400	d)	-	400
Change in the fair value of hedging instruments net of income tax	12	-		-	12
Other reserves	1	-		-	1
Items that may not be reclassified subsequently to profit or loss, net of income tax
Actuarial loss from defined contribution plans	(4)	-		-	(4)
Other comprehensive income for the period from continuing operations	1,112	93		-	1,205
Other comprehensive income for the period from discontinued operations	409	-		-	409
Other comprehensive income for the period	1,123	181		-	1,304

Profit for the period attributable to:
Equity holders of the parent	71	(122)		-	(51)
Non-controlling interest	(469)	210		-	(259)

Total comprehensive income for the period attributable to:
Equity holders of the parent	620	(91)		-	529
Non-controlling interest	503	272		-	775

a)
 Corresponds to the elimination of depreciation expense from investment property, and the adjustment, if applicable, to the depreciation of property, plant and equipment to adjust the value of transfers from investment property to that item.
b)
 It relates to the elimination of the gain from disposal of investment property, as such property is accounted for at its fair value on the date of sale, which generally coincides with the transaction price.
c)
It represents the net change in fair value of investment property.
d)
 It relates to change in the value, as per the equity method, in associates and joint ventures after applying the change to equity in the accounting policy implemented by the Company.
e)
 It reflects the tax effect on the items indicated above, as applicable.
f)
It pertains to exchange differences related to the change in the accounting policy implemented by the Group in subsidiaries, associates and joint ventures with functional currency other than the peso.
g)
See Notes 2.26 and 32 to the Annual Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements.

3.
Seasonal effects on operations

Operations Center in Argentina

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

Operations Center in Israel

The operations of the supermarket chain are subject to fluctuations of quarterly sales and income due to the increase in activity during religious holidays in different quarters throughout the year. For instance, in Pesaj (Passover) sometime between March and April, and Rosh Hashaná (Jewish New Year), sometime between September and October each year.

The results of operations of Telecommunications and Tourism are also usually affected by seasonality in summer months in Israel and by the Jewish New Year, given a higher consumption due to internal and external tourism.

4.
Acquisitions and disposals

Significant acquisitions and disposals for the nine-month period ended March 31, 2018 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2017, are detailed in Note 4 to the Annual Financial Statements.

Operations Center in Argentina

Sale of ADS of IRSA CP

During October 2017, IRSA completed the sale in the secondary market of 10,240,000 ordinary shares of IRSA CP, par value Ps. 1 per share, represented by American Depositary Shares (“ADSs”), representing four ordinary shares each, which represents nearly 8.1% of IRSA CP capital for a total amount of Ps. 2,440 (US$ 138). After the transaction, IRSA’s direct and indirect interest in IRSA CP amounts to approximately 86.5%. This transaction was accounted in equity as an increase in the equity attributable to the parent for an amount of Ps. 271, net of taxes.

During February 2018, IRSA and a subsidiary have sold 180,075 ordinary shares of IRSA CP, par value Ps. 1 per share, which represents nearly 0.14% of IRSA CP capital for a total amount of Ps. 49. After the transaction, IRSA’s direct and indirect interest in IRSA CP amounts to approximately 86.34%. This transaction was accounted in equity as an increase in the equity attributable to the parent for an amount of Ps. 0.7, net of taxes.

IRSA Inversiones y Representaciones Sociedad Anónima

Operations Center in Israel

Purchase of DIC shares by Dolphin

As mentioned in Note 7 to the Annual Financial Statements, in connection with the Promotion of Competition and Reduction of Concentration Law in Israel, after June 30, 2017, Dolphin Netherlands B.V. made a non-binding tender offer for the acquisition of all DIC shares held by IDBD. For purposes of the transaction, a committee of independent directors has been set up to assess the tender offer and negotiate the terms and conditions. The Audit Committee has issued an opinion without reservations as to the transaction in accordance with the terms of section 72 et al. of the Capital Markets Law N° 26,831.

In November 2017, Dolphin IL Investments Ltd. (Dolphin IL), a subsidiary of Dolphin Netherlands B.V., has subscribed the final documents for the acquisition of the total shares owned by IDBD in DIC.

The transaction has been made for an amount of NIS 1,843 (equivalent to NIS 17.20 per share of DIC). The consideration was paid NIS 70 in cash (equivalent to Ps. 348 as of the date of the transaction) and NIS 1,773 (equivalent to Ps. 8,814 as of the date of the transaction) were financed by IDBD to Dolphin, maturing in five years, with the possibility of an extension of three additional years in tranches of one year each, that will accrue an initial interest of 6.5% annually, which will increase by 1% annually in case of extension for each annual tranche. Furthermore, guarantees have been implemented for IDBD, for IDBD bondholders and their creditors, through pledges of different degree of privilege over DIC shares resulting from the purchase. Moreover, a pledge will be granted in relation to 9,636,097 (equivalent to 6.38%) of the shares of DIC that Dolphin currently holds in the first degree of privilege in favor of IDBD and in second degree of privilege in favor of IDBD's creditors. This transaction has no effect in the Groups consolidation structure and has been accounted in equity as a decrease in the equity attributable to the parent for an amount of Ps. 114.

It should be noted that the financial position of IDBD and its subsidiaries at the Operations Center in Israel does not affect the financial position of IRSA and subsidiaries at the Operations Center in Argentina. In addition, the commitments and other covenants resulting from IDBD’s financial debt do not have impact on IRSA since such indebtedness has no recourse against IRSA and it is not granted by IRSA’s assets.

Purchase of IDBD shares by IFISA

In December 1, 2017, Dolphin Netherlands BV, has executed a stock purchase agreement for all of the shares that IFISA held of IDBD, which amounted to 31.7% of the capital stock. In this way, as of the end of December 31, 2017, Dolphin holds the 100% of IDBD's shares.

The transaction was made at a price of NIS 398 (equivalent to NIS 1.894 per share and approximately to
Ps. 1,968 as of the date of the transaction). As consideration of the transaction all receivables from IFISA to Dolphin have been canceled plus a payment of USD 33.7 (equivalents to Ps. 588 as of the date of the transaction). This transaction was accounted in equity as a decrease in the equity attributable to the parent for an amount of Ps. 2,923.

Tender offer for Clal

In July 2017, IDBD received a non-binding offer from an international group for the potential acquisition of its entire interest in Clal. The consideration will be based on the equity value of Clal, in accordance with Clal Financial Statement at the time of completing the transaction and is subject to the performance of a due diligence and the execution of an agreement, as well as obtaining the approvals required by law. IDBD is analyzing the offer. On June 30, 2017, this value amounted to NIS 4,880 (equivalent to approximately Ps. 23,278 as of the date of these Financial Statements), at the proportionate equity interest as of the date of the transaction. In November 2017 the period for the parties to execute an agreement for the sale of the shares, has expired. However, the parties continue negotiating according to the principles of the initial proposal. There is no certainty that the offer will go forward under the terms proposed, or that the transaction will be completed.

IRSA Inversiones y Representaciones Sociedad Anónima

Sale of Shufersal shares

On December 24, 2017, DIC sold shares of Shufersal, in a manner whereby its equity interest decreased from 53.30% to 50.12%. The consideration with respect to the sale of the aforementioned shares amounted to NIS 169.5 (equivalent to Ps. 847 as of the date of the transaction). This transaction was accounted in equity as an increase in the equity attributable to the parent for an amount of Ps. 385.

Acquisition of New Pharm

As mentioned in Note 4.G to the Annual Financial Statements, Shufersal entered into an agreement for the purchase of the shares of New Pharm Drugstores Ltd. ("New Pharm"), representative of 100% of that Company’s share capital. On December 20, 2017, the transaction was completed and Shufersal is the sole shareholder of New Pharm, after the sale of one of its stores and the approval by the antitrust committee. The total consideration was NIS 126 (equivalent to Ps. 630 as of the date of the transaction).

The Group is working on the allocation of the purchase price of the net assets acquired. The information below is preliminary and is subject to change. The following table summarizes the consideration, the fair value of the assets acquired and the liabilities assumed:

December 2017
Identified assets and assumed liabilities:

Property, plant and equipment	200
Inventories	380
Trade and other receivables	335
Cash and cash equivalents	25
Provisions	(15)
Borrowings	(260)
Employee benefits	(25)
Trade and other payables	(930)
Total identified net assets	(290)
Goodwill (pending allocation)	920
Total consideration	630

Revenues of New Pharm as of March 31, 2018 are not significant. If New Pharm had been consolidated since the beginning of the year, the Group's consolidated statement of income for the nine-month period ended March 31, 2018 would show a pro forma income of PS. 68,256 and a pro-forma net result of Ps. 11,501.

Ispro

In August 2017, PBC’s Board of Directors, decided to start a process to examine the potential sale of its interest in Ispro. In this respect, it has received several offers. As of the date of these Financial Statements, the transaction does not comply with the requirements to be classified as assets held for sale.

Israir

On January 10, 2018, the Anti-Trust Authority communicated IDBD its objection to the transaction between Sun D’or and Israir, described in note 4.f to the Annual Consolidated Financial Statements. The Group is evaluating the reasons for the objection and has appealed the ruling. The Group evaluated the situation and the criteria established by IFRS 5 and kept the classification of the investment as discontinued operations.

IRSA Inversiones y Representaciones Sociedad Anónima

Transfer of Cellcom’s shares

On January 22, 2018 DIC transferred 5% of Cellcom’s shares (the “Transferred Shares”), by way of a loan transaction in equal parts to two private companies incorporated in Israel, which are related parties to the Group. The agreement will be in effect from the date of its closing until December 31, 2018 and will be extended automatically for a year, until it is terminated in accordance with its terms. DIC will be entitled to terminate the agreement at any time, in its discretion, and to receive back all or some of the Transferred Shares. The Israeli entities will not be entitled to transfer the Transferred Shares to any entity whatsoever without DIC’s consent. The Israeli entities will together be entitled to appoint 10% of Cellcom directors (i.e., as of the present date - one director). Additionally, the Israeli entities and the designated director will undertake to vote, together with DIC, on all resolutions which will be presented to Cellcom’s general meeting. Furthermore, the economic benefits of the Transferred Shares will be kept by DIC. The Transferred Shares are pledged in favor of DIC.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

Since June 30, 2017 as of the date of this Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities (either measured at fair value or amortized cost). Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group’s financial instruments.

6.
Segment information

As explained in Note 6 to the Annual Financial Statements, the Group reports its financial performance separately in two Operations Centers. At the beginning of the fiscal year initiated as of July 1, 2017 the CODM reviewed certain corporate expenses associated with all the segments of the Operations Center in Argentina and Israel in an aggregate manner. During this period, the corporate expenses analysis were done separately, and it has been included as a new Corporate segment. The segment information for the period ended March 31, 2017 has been modified for comparability purposes. Below is a summary of the business unit and a reconciliation between the operating income according to segment information and the operating income of the statement of income and other comprehensive income of the Group for the periods ended March 31, 2018 and 2017:

	March 31, 2018
	Operations Center in Argentina	Operations Center in Israel	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities	Total as per statement of income / statement of financial position
Revenues	3,901	60,558	64,459	(37)	1,281	(7)	65,696
Costs	(810)	(42,667)	(43,477)	17	(1,304)	-	(44,764)
Gross profit / (loss)	3,091	17,891	20,982	(20)	(23)	(7)	20,932
Net gain from fair value adjustment of investment properties	11,627	1,375	13,002	(206)	-	-	12,796
General and administrative expenses	(655)	(2,825)	(3,480)	14	-	9	(3,457)
Selling expenses	(305)	(11,826)	(12,131)	6	-	-	(12,125)
Other operating results, net	(80)	610	530	17	-	(2)	545
Profit / (loss) from operations	13,678	5,225	18,903	(189)	(23)	-	18,691
Share of profit / (loss) of associates and joint ventures	569	(214)	355	216	-	-	571
Segment profit / (loss)	14,247	5,011	19,258	27	(23)	-	19,262
Reportable assets	58,387	210,539	268,926	(225)	-	11,056	279,757
Reportable liabilities	-	(186,184)	(186,184)	-	-	(34,522)	(220,706)
Net reportable assets	58,387	24,355	82,742	(225)	-	(23,466)	59,051

IRSA Inversiones y Representaciones Sociedad Anónima

	March 31, 2017 (recast)
	Operations Center in Argentina	Operations Center in Israel	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities	Total as per statement of income / statement of financial position
Revenues	3,111	51,030	54,141	(26)	1,090	(4)	55,201
Costs	(578)	(36,750)	(37,328)	14	(1,148)	-	(38,462)
Gross profit / (loss)	2,533	14,280	16,813	(12)	(58)	(4)	16,739
Net gain from fair value adjustment of investment properties	2,204	1,021	3,225	(183)	-	-	3,042
General and administrative expenses	(476)	(2,342)	(2,818)	3	-	6	(2,809)
Selling expenses	(258)	(9,695)	(9,953)	2	-	-	(9,951)
Other operating results, net	(31)	(168)	(199)	(6)	-	(2)	(207)
Profit / (loss) from operations	3,972	3,096	7,068	(196)	(58)	-	6,814
Share of profit / (loss) of associates and joint ventures	75	(59)	16	126	-	-	142
Segment profit / (loss)	4,047	3,037	7,084	(70)	(58)	-	6,956
Reportable assets	42,467	154,795	197,262	(259)	-	6,688	203,691
Reportable liabilities	-	(134,115)	(134,115)	-	-	(25,498)	(159,613)
Net reportable assets	42,467	20,680	63,147	(259)	-	(18,810)	44,078

(1)
Represents the equity value of joint ventures that were proportionately consolidated for the segment information.
(2)
Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for right to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of Ps. 76 as of March 31, 2018.

Below is a summarized analysis of the business unit of the Group’s Operations Center in Argentina for the periods ended March 31, 2018 and 2017:
	March 31, 2018
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	2,696	387	78	739	-	-	1	3,901
Costs	(234)	(33)	(40)	(465)	-	-	(38)	(810)
Gross profit / (loss)	2,462	354	38	274	-	-	(37)	3,091
Net gain from fair value adjustment of investment properties	9,023	1,537	1,067	-	-	-	-	11,627
General and administrative expenses	(229)	(65)	(60)	(145)	(35)	(113)	(8)	(655)
Selling expenses	(174)	(31)	(17)	(82)	-	-	(1)	(305)
Other operating results, net	(39)	(4)	(25)	(12)	(15)	-	15	(80)
Profit / (loss) from operations	11,043	1,791	1,003	35	(50)	(113)	(31)	13,678
Share of profit of associates and joint ventures	-	-	12	-	1	-	556	569
Segment profit / (loss)	11,043	1,791	1,015	35	(49)	(113)	525	14,247

Investment properties and trading properties	38,056	9,610	6,725	-	-	-	78	54,469
Investment in associates and joint ventures	1	-	150	-	661	-	2,598	3,410
Other operating assets	83	48	56	170	63	-	88	508
Operating assets	38,140	9,658	6,931	170	724	-	2,764	58,387

IRSA Inversiones y Representaciones Sociedad Anónima

	March 31, 2017 (recast)
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	2,216	323	4	568	-	-	-	3,111
Costs	(172)	(24)	(22)	(360)	-	-	-	(578)
Gross profit / (loss)	2,044	299	(18)	208	-	-	-	2,533
Net gain from fair value adjustment of investment properties	1,382	690	132	-	-	-	-	2,204
General and administrative expenses	(179)	(56)	(24)	(100)	(30)	(86)	(1)	(476)
Selling expenses	(133)	(34)	(14)	(73)	-	-	(4)	(258)
Other operating results, net	(34)	(7)	(29)	1	(10)	-	48	(31)
Profit / (loss) from operations	3,080	892	47	36	(40)	(86)	43	3,972
Share of profit of associates and joint ventures	-	-	5	-	(55)	-	125	75
Segment profit / (loss)	3,080	892	52	36	(95)	(86)	168	4,047

Investment properties and trading properties	27,898	6,486	4,864	-	-	-	-	39,248
Investment in associates and joint ventures	-	199	106	-	655	-	1,921	2,881
Other operating assets	83	34	35	161	2	-	23	338
Operating assets	27,981	6,719	5,005	161	657	-	1,944	42,467

Below is a summarized analysis of the business unit of the Group’s Operations Center in Israel for the periods ended March 31, 2018 and 2017:

	March 31, 2018
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	3,793	42,460	14,030	-	-	275	60,558
Costs	(1,238)	(31,360)	(9,907)	-	-	(162)	(42,667)
Gross profit	2,555	11,100	4,123	-	-	113	17,891
Net gain from fair value adjustment of investment properties	1,375	-	-	-	-	-	1,375
General and administrative expenses	(261)	(650)	(1,343)	-	(270)	(301)	(2,825)
Selling expenses	(76)	(8,804)	(2,887)	-	-	(59)	(11,826)
Other operating results, net	132	(143)	141	-	418	62	610
Profit / (loss) from operations	3,725	1,503	34	-	148	(185)	5,225
Share of profit / (loss) of associates and joint ventures	31	14	-	-	-	(259)	(214)
Segment profit / (loss)	3,756	1,517	34	-	148	(444)	5,011

Operating assets	96,527	43,692	34,251	11,249	15,888	8,932	210,539
Operating liabilities	(75,726)	(30,401)	(27,183)	(919)	(47,615)	(4,340)	(186,184)
Operating assets (liabilities), net	20,801	13,291	7,068	10,330	(31,727)	4,592	24,355

IRSA Inversiones y Representaciones Sociedad Anónima

	March 31, 2017 (recast)
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	3,830	35,030	11,721	-	-	449	51,030
Costs	(1,927)	(26,419)	(8,163)	-	-	(241)	(36,750)
Gross profit	1,903	8,611	3,558	-	-	208	14,280
Net gain from fair value adjustment of investment properties	1,021	-	-	-	-	-	1,021
General and administrative expenses	(211)	(472)	(1,143)	-	(311)	(205)	(2,342)
Selling expenses	(70)	(7,016)	(2,582)	-	-	(27)	(9,695)
Other operating results, net	31	(35)	(35)	-	(55)	(74)	(168)
Profit / (loss) from operations	2,674	1,088	(202)	-	(366)	(98)	3,096
Share of (loss) / profit of associates and joint ventures	(31)	8	-	-	-	(36)	(59)
Segment profit / (loss)	2,643	1,096	(202)	-	(366)	(134)	3,037

Operating assets	66,339	30,713	29,354	7,194	12,313	8,882	154,795
Operating liabilities	(51,907)	(23,684)	(23,488)	-	(27,475)	(7,561)	(134,115)
Operating assets (liabilities), net	14,432	7,029	5,866	7,194	(15,162)	1,321	20,680

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the nine-month period ended March 31, 2018 and for the year ended June 30, 2017 were as follows:
	March 31, 2018	June 30, 2017
Beginning of the period / year	7,813	16,835
Increase in equity interest in associates and joint ventures	104	1,102
Issuance of capital and contributions	116	160
Capital reduction	(238)	(32)
Decrease for control obtainment	-	(59)
Associates incorporated by business combination	-	107
Share of profit	571	378
Transfer to borrowings to associates (i)	(190)	-
Currency translation adjustment	538	232
Cash dividends (ii)	(127)	(250)
Distribution for associate liquidation (iii)	(72)	-
Reclassification to held for sale	(44)	(10,709)
Others	10	49
End of the period / year (iv)	8,481	7,813

(i)
Corresponds to a reclassification made at the time of formalizing the terms of repayment of the loan with the associate in the Operations Center in Israel.
(ii)
See Note 24.
(iii)
It corresponds to the distribution following the liquidation of Baicom.
(iv)
As of March 31, 2018 and June 30, 2017 includes Ps. (76) and Ps. (72) respectively, reflecting interests in companies with negative equity, which were disclosed in “Provisions” (see Note 17).

IRSA Inversiones y Representaciones Sociedad Anónima

Name of the entity	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
	March 31, 2018	June 30, 2017	March 31, 2018	June 30, 2017	March 31, 2018	March 31, 2017 (recast)
Associates
New Lipstick (1)	49.9%	49.9%	(76)	(72)	(4)	(70)
BHSA	29.9%	29.9%	2,246	1,693	553	48
Condor	28.1%	28.7%	727	634	126	98
PBEL	45.4%	45.4%	709	768	43	70
Other associates	-	-	1,371	1,552	(108)	239
Joint ventures
Quality	50.0%	50.0%	674	482	168	107
La Rural SA	50.0%	50.0%	114	113	14	7
Mehadrin	45.4%	45.4%	1,376	1,312	64	(34)
Other joint ventures	-	-	1,340	1,331	253	176
Total associates and joint ventures			8,481	7,813	1,109	641

(1)
Metropolitan, a subsidiary of New Lipstick, has renegotiated its non-recourse debt with IRSA, which amounted to US$ 113.1, and obtained a debt reduction of US$ 20 by the lending bank, an extension to April 30, 2020 and an interest rate reduction from LIBOR + 4 b.p. to 2 b.p. upon payment of US$ 40 in cash (US$ 20 in September 2017 and US$ 20 in October 2017), of which IRSA has contributed with US$ 20. Following the renegotiation, Metropolitan’s debt amounts to US$ 53.1. Additionally, Metropolitan has agreed to exercise on or before February 1, 2019 the purchase option on part of the land where the property is built and, to deposit the sum of money corresponding to 1% of the purchase price. Furthermore, Metropolitan has agreed to cause IRSA and other shareholders to furnish the bank, on or before February 1, 2020, with a payment guarantee with financial ratios acceptable to the Bank for the outstanding balance of the purchase price, or a letter of credit in relation to the loan balance then outstanding.

Below is additional information about the Group’s investments in associates and joint ventures:

Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Latest financial statements issued
				Share capital (nominal value)	Profit / (loss) for the period	Shareholders’ equity
Associates
New Lipstick	U.S.	Real estate	N/A	N/A	(*) (24)	(*) (159)
BHSA	Argentina	Financial	448,689,072	(***) 1,500	(***) 1,019	(***) 8,433
Condor	U.S.	Hotel	3,337,613	N/A	(*) (9)	(*) 112
PBEL	India	Real estate	450	(**) 1	(**) (72)	(**) (453)
Other associates				N/A	N/A	N/A
Joint ventures
Quality	Argentina	Real estate	105,789,342	212	337	1,341
La Rural SA	Argentina	Organization of events	714,498	1	76	187
Mehadrin	Israel	Agriculture	1,509,889	(**) 3	(**) (13)	(**) 525
Other joint ventures			-	N/A	N/A	N/A

(*)
Amounts in millions of US Dollars under USGAAP. Condor’s year-end falls on December 31, so the Group estimates their interest with a three-month lag, including material adjustments, if any.
(**)
Amounts in millions of NIS.
(***)
Information as of March 31, 2018 according to BCRA's standards. For the purpose of the valuation of the investment in the Company, figures as of March 31, 2018 have been considered with the necessary IFRS adjustments.

IRSA Inversiones y Representaciones Sociedad Anónima

8.
Investment properties

Changes in the Group’s investment properties for the nine-month period ended March 31, 2018 and for the year ended June 30, 2017 were as follows:
	Period ended March 31, 2018				Year ended June 30, 2017
	Rental properties	Undeveloped parcels of land	Properties under development	Total	Total
Fair value at the beginning of the period / year	89,301	7,647	3,005	99,953	82,703
Additions	743	246	1,278	2,267	2,651
Capitalized finance costs	-	-	17	17	3
Capitalized leasing costs	16	-	1	17	24
Amortization of capitalized leasing costs (i)	(3)	-	-	(3)	(2)
Transfers	191	9	(200)	-	-
Transfers from property, plant and equipment	(130)	10	-	(120)	156
Transfers to trading properties	(351)	-	-	(351)	(14)
Transfers to assets held for sale	-	-	-	-	(71)
Assets incorporated by business combination	54	-	-	54	-
Reclassifications previous periods	-	-	-	-	(224)
Disposals due to sales	(59)	-	-	(59)	(220)
Currency translation adjustment	6,286	267	235	6,788	10,494
Net gain from fair value adjustment	11,410	1,025	361	12,796	4,453
Fair value at the end of the period / year	107,458	9,204	4,697	121,359	99,953

(i)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 20).

The following amounts have been recognized in the Statements of Income:

	March 31, 2018	March 31, 2017(recast)
Rental and services income	7,923	6,362
Direct operating expenses	(2,287)	(2,004)
Development expenditures	(571)	(1,265)
Net realized gain from fair value adjustment of investment properties	136	210
Net unrealized gain from fair value adjustment of investment properties	12,660	2,832

Valuation techniques are described in Note 10 to the Annual Financial Statements. There were no changes to the valuation techniques. The Company has reassessed the assumptions at the end of the period, incorporating the effect of the tax reform described in Note 18 to these financial statements, which increased the fair value of the shopping malls, which are valuated with a discount cash flow model, and the variation of the exchange rate in other assets valuated in US dollars.

IRSA Inversiones y Representaciones Sociedad Anónima

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the nine-month period ended March 31, 2018 and for the year ended June 30, 2017 were as follows:
	Period ended March 31, 2018					Year ended June 30, 2017
	Buildings and facilities	Machinery and equipment	Communication networks	Others	Total	Total
Costs	17,573	4,614	8,156	1,973	32,316	25,839
Accumulated depreciation	(1,418)	(1,152)	(1,994)	(639)	(5,203)	(1,790)
Net book amount at the beginning of the year	16,155	3,462	6,162	1,334	27,113	24,049
Additions	739	656	766	648	2,809	2,751
Disposals	(5)	(24)	(44)	(9)	(82)	(241)
Reclassification to assets held for sale	-	-	-	-	-	(1,557)
Impairment / recovery	(41)	-	-	-	(41)	12
Assets incorporated by business combinations	200	-	-	-	200	-
Currency translation adjustment	2,050	444	752	192	3,438	5,013
Transfers to investment properties	120	-	-	-	120	(156)
Depreciation charges (i)	(663)	(498)	(939)	(465)	(2,565)	(2,758)
Balances at the end of the period / year	18,555	4,040	6,697	1,700	30,992	27,113
Costs	20,895	5,886	10,008	2,926	39,715	32,316
Accumulated depreciation	(2,340)	(1,846)	(3,311)	(1,226)	(8,723)	(5,203)
Net book amount at the end of the period / year	18,555	4,040	6,697	1,700	30,992	27,113

      (i)  As of March 31, 2018, depreciation charges of property, plant and equipment were recognized as follows: Ps. 1,487 in "Costs", Ps. 159 in "General and administrative expenses" and Ps. 919 in "Selling expenses", respectively in the Statement of Income (Note 20).

10.
Trading properties

Changes in the Group’s trading properties for the nine-month period ended March 31, 2018 and for the year ended June 30, 2017 were as follows:

	Period ended March 31, 2018				Year ended June 30, 2017
	Completed properties	Properties under development	Undeveloped sites	Total	Total
Beginning of the period / year	801	3,972	1,008	5,781	4,971
Additions	5	1,135	51	1,191	1,229
Capitalized finance costs	-	6	-	6	-
Currency translation adjustment	192	576	112	880	971
Transfers	325	(268)	(57)	-	-
Transfers from intangible assets	6	-	(15)	(9)	13
Transfers from investment properties	351	-	-	351	14
Disposals	(904)	(1)	(40)	(945)	(1,417)
End of the period / year	776	5,420	1,059	7,255	5,781
Non-current				4,066	4,532
Current				3,189	1,249
Total				7,255	5,781

IRSA Inversiones y Representaciones Sociedad Anónima

11.
Intangible assets

Changes in the Group’s intangible assets for the nine-month period ended March 31, 2018 and for the year ended June 30, 2017 were as follows:

	Period endedMarch 31, 2018							Year endedJune 30, 2017
	Goodwill	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others	Total	Total
Costs	2,778	4,029	1,002	4,746	2,103	1,659	16,317	12,979
Accumulated amortization	-	(75)	(210)	(2,184)	(814)	(647)	(3,930)	(1,216)
Net book amount at the beginning of the period / year	2,778	3,954	792	2,562	1,289	1,012	12,387	11,763
Additions	-	-	-	-	429	72	501	612
Disposals	-	-	-	-	-	-	-	(52)
Reclassifications previous periods	-	-	-	-	-	-	-	31
Transfers to assets held for sale	-	-	-	-	-	-	-	(182)
Transfers to trading properties	-	-	-	-	-	9	9	(13)
Assets incorporated by business combination (i)	982	-	-	-	-	15	997	26
Currency translation adjustment	377	497	93	232	158	80	1,437	2,284
Amortization charges (ii)	-	(33)	(57)	(746)	(387)	(294)	(1,517)	(2,082)
Balances at the end of the period / year	4,137	4,418	828	2,048	1,489	894	13,814	12,387
Costs	4,137	4,542	1,129	5,036	2,840	1,955	19,639	16,317
Accumulated amortization	-	(124)	(301)	(2,988)	(1,351)	(1,061)	(5,825)	(3,930)
Net book amount at the end of the period / year	4,137	4,418	828	2,048	1,489	894	13,814	12,387

(i)
In addition to the business combination described in Note 4, there were other business combinations included which were evaluated as not material.
(ii)
As of March 31, 2018, amortization charges were recognized in the amount of Ps. 354 in "Costs", Ps. 318 in "General and administrative expenses" and Ps. 845 in "Selling expenses", in the Statement of Income (Note 20).

12.
Financial instruments by category

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 14 to the Annual Financial Statements. Financial assets and financial liabilities as of March 31, 2018 are as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
March 31, 2018
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	17,291	-	-	2,241	19,532	4,431	23,963
Investments in financial assets:
- Public companies’ securities	-	496	-	136	632	-	632
- Private companies’ securities	-	-	-	871	871	-	871
- Deposits	2,306	16	-	-	2,322	-	2,322
- Mutual funds	-	4,567	-	-	4,567	-	4,567
- Bonds	-	10,110	365	-	10,475	-	10,475
- Others	-	1,124	-	145	1,269	-	1,269
Derivative financial instruments:
- Foreign-currency future contracts	-	-	8	-	8	-	8
- Swaps	-	-	5	-	5	-	5
- Others	-	-	11	-	11	-	11
Restricted assets	2,399	-	-	-	2,399	-	2,399
Financial assets held for sale:
- Clal	-	10,331	-	-	10,331	-	10,331
Cash and cash equivalents:
- Cash at bank and on hand	8,470	-	-	-	8,470	-	8,470
- Short-term investments	21,171	3,320	-	-	24,491	-	24,491
Total assets	51,637	29,964	389	3,393	85,383	4,431	89,814

IRSA Inversiones y Representaciones Sociedad Anónima

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
March 31, 2018
Liabilities as per Statement of Financial Position
Trade and other payables	18,584	-	-	-	18,584	8,593	27,177
Borrowings (excluding finance leases)	161,505	-	-	-	161,505	-	161,505
Derivative financial instruments:
- Foreign-currency future contracts	-	-	37	-	37	-	37
- Swaps	-	-	35	-	35	-	35
- Others	-	5	-	16	21	-	21
- Forwards	-	-	108	-	108	-	108
Total liabilities	180,089	5	180	16	180,290	8,593	188,883

Financial assets and financial liabilities as of June 30, 2017 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2017
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	16,575	-	-	2,156	18,731	3,819	22,550
Investments in financial assets:
- Public companies’ securities	-	1,665	-	82	1,747	-	1,747
- Private companies’ securities	-	16	-	964	980	-	980
- Deposits	1,235	13	-	-	1,248	-	1,248
- Mutual funds	-	3,855	-	-	3,855	-	3,855
- Bonds	-	4,719	425	-	5,144	-	5,144
- Others	-	749	-	-	749	-	749
Derivative financial instruments:
- Warrants	-	-	26	-	26	-	26
- Foreign-currency future contracts	-	-	27	-	27	-	27
- Swaps	-	-	29	-	29	-	29
Restricted assets	954	-	-	-	954	-	954
Financial assets held for sale:
- Clal	-	8,562	-	-	8,562	-	8,562
Cash and cash equivalents:
- Cash at bank and on hand	8,529	-	-	-	8,529	-	8,529
- Short term investments	14,510	1,815	-	-	16,325	-	16,325
Total assets	41,803	21,394	507	3,202	66,906	3,819	70,725

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2017
Liabilities as per Statement of Financial Position
Trade and other payables	16,166	-	-	-	16,166	7,713	23,879
Borrowings (excluding finance leases)	129,412	-	-	-	129,412	-	129,412
Derivative financial instruments:
- Foreign-currency future contracts	-	-	5	-	5	-	5
- Forwards	-	5	152	10	167	-	167
Total liabilities	145,578	5	157	10	145,750	7,713	153,463

IRSA Inversiones y Representaciones Sociedad Anónima

The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 16). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

The valuation models used by the Group for the measurement of Level 2 and Level 3 instruments are no different from those used as of June 30, 2017.

As of March 31, 2018, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Trade and other receivables - Cellcom	Discounted cash flows	Discount interest rate.	Level 3	3.3
Interest rate swaps	Cash flows - Theoretical price	Interest rate future contracts and cash flows	Level 2	-
Preferred shares of Condor	Binomial tree – Theoretical price I	Underlying asset price (Market price); share price volatility (historical) and market interest-rate (Libor rate curve).	Level 3	Underlying asset price 1.8 to 2.2 Share price volatility 58% to 78% Market interest-rate 1.7% to 2.1%
Promissory note	Discounted cash flows - Theoretical price	Market interest-rate (Libor rate curve)	Level 3	Market interest-rate 1.8% to 2.2%
Warrants of Condor	Black-Scholes – Theoretical price	Underlying asset price (Market price); share price volatility (historical) and market interest-rate.	Level 2	Underlying asset price 1.8 to 1.7 Share price volatility 58% to 78% Market interest-rate 1.7% to 2.1%
TGLT NCN	Black-Scholes – Theoretical price	Underlying asset price (Market price); share price volatility (historical) and market interest-rate (Libor rate curve).	Level 3	Underlying asset price 0.5 to 1 Share price volatility 50% to 69% Market interest rate 5.5% to 7.5%
Call option of Arcos	Discounted cash flows	Projected revenues and discounting rate.	Level 3	-
Investments in financial assets - Other private companies’ securities	Cash flow / NAV - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investments assessments.
			Level 3	1 - 3.5
Investments in financial assets - Others	Discounted cash flow - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investment assessments.
			Level 3	1 - 3.5
Derivative financial instruments – Forwards	Theoretical price	Underlying asset price and volatility	Level 2 and 3	-

The following table presents the changes in Level 3 instruments as of March 31, 2018 and June 30, 2017:

	Investments in financial assets - Public companies’ Securities	Derivative financial instruments - Forwards	Investments in financial assets - Private companies’ Securities	Investments in financial assets - Others	Trade and other receivables	Total as of March 31, 2018	Total as of June 30, 2017
Balances at beginning of the period / year	82	(10)	964	-	2,156	3,192	(7,105)
Additions and acquisitions	-	-	29	135	1,288	1,452	1,761
Transfer to level 1 (i)	-	-	(100)	-	,	(100)	-
Transfer to current trade and other receivables	-	-	-	-	(1,460)	(1,460)	(1,874)
Currency translation adjustment	23	(6)	71	10	257	355	875
Reclassification to liabilities held for sale	-	-	-	-	-	-	11,272
Write off	-	-	-	-	-	-	(782)
Gain / (loss) for the period / year (ii)	31	-	(93)	-	-	(62)	(955)
Balances at the end of the period / year	136	(16)	871	145	2,241	3,377	3,192

(i)
The Group transferred a financial asset measured at fair value from level 3 to level 1, because it began trading in the stock exchange
(ii) Included within “Financial results, net” in the Statements of Income.

IRSA Inversiones y Representaciones Sociedad Anónima

Clal

As mentioned in Note 14 to the Annual Financial Statements, IDBD is subject to a judicial process on the sale of its equity interest in Clal. On August 30, 2017 and January 1, 2018, IDBD sold an additional 5% of its equity interest in Clal through a swap transaction, based on the same principles that were applied to the swap transaction mentioned in Note 14 to the Annual Financial Statements. The consideration for the transaction amounted to around NIS 232 (equivalent to approximately Ps. 1,614 on said dates). Following completion of the transaction, IDBD’s interest in Clal was reduced from 49.9% to 39.8% of its share capital.

13.
Trade and other receivables

Group’s trade and other receivables as of March 31, 2018 and June 30, 2017 are as follows:

	Total as of March 31, 2018	Total as of June 30, 2017
Sale, leases and services receivables	17,060	16,127
Less: Allowance for doubtful accounts	(502)	(312)
Total trade receivables	16,558	15,815
Prepaid expenses	2,722	2,532
Borrowings, deposits and other debit balances	2,212	2,378
Advances to suppliers	952	825
Tax receivables	302	216
Others	715	472
Total other receivables	6,903	6,423
Total trade and other receivables	23,461	22,238
Non-current	5,911	4,974
Current	17,550	17,264
Total	23,461	22,238

Movements on the Group’s allowance for doubtful accounts were as follows:

	March 31, 2018	June 30, 2017
Beginning of the period / year	312	173
Additions	233	234
Recoveries	(24)	(11)
Currency translation adjustment	127	182
Receivables written off during the period/year as uncollectable	(146)	(266)
End of the period / year	502	312

The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income (Note 20).

IRSA Inversiones y Representaciones Sociedad Anónima

14.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the nine-month periods ended March 31, 2018 and 2017:

	Nota	March 31, 2018	March 31, 2017 (recast)
Profit for the period		11,290	6,506
Profit for the period from discontinued operations		(187)	(3,056)
Adjustments for:
Income tax	18	(159)	1,113
Amortization and depreciation	20	4,085	3,531
Loss from disposal of property, plant and equipment		32	35
Net gain from fair value adjustment of investment properties		(12,796)	(3,042)
Share-based compensation		38	83
Expenses for sale of investment properties		-	19
Derecognition of intangible assets by TGLT agreement		-	27
Result from business combination		-	(44)
Disposal of investment properties		-	(32)
Gain from disposal of subsidiary		(328)	-
Other financial results, net		8,764	2,393
Provisions and allowances		160	(11)
Share of profit of associates and joint ventures	7	(571)	(142)
Changes in operating assets and liabilities:
Decrease in inventories		747	329
Decrease in trading properties		524	451
Decrease / (increase) in trade and other receivables		855	(984)
Decrease in trade and other payables		(2,575)	(500)
Increase in salaries and social security liabilities		252	100
(Decrease) / increase in provisions		(147)	86
Net cash generated by continuing operating activities before income tax paid		9,984	6,862
Net cash generated by discontinued operating activities before income tax paid		256	234
Net cash generated by operating activities before income tax paid		10,240	7,096

The following table show a detail of significant non-cash transactions occurred in the nine-month periods ended March 31, 2018 and 2017:
	March 31, 2018	March 31, 2017 (recast)
Dividends distribution to non-controlling shareholders not yet paid	1,164	22
Decrease in investments in associates and joint ventures through an increase in trade and other receivables	-	9
Increase in investments in intangible assets through an increase in trade and other payables	-	130
Increase in investment properties through an increase in trade and other payables	17	273
Decrease in investments in associates and joint ventures through a decrease in borrowings	4	8
Increase in investments in associates and joint ventures through a decrease in trade and other receivables	-	20
Increase in financial operations through a decrease in investments in associates and joint ventures	65	-
Changes in non-controlling interest through a decrease in trade and other receivables	1,380	-
Increase in property, plant and equipment through an increase of trade and other payables	-	221
Increase in investment in associates and joint ventures through a decrease in investment in financial assets	-	609
Increase in derivative financial instruments through a decrease in investment in financial assets	-	24
Increase in investment properties through a decrease advanced payments	49	-
Increase in property, plant and equipment through an increase in borrowings	197	-
Decrease in investment in associates and joint ventures through dividends distribution not yet paid	12	-
Increase in trading properties through an increase in interest capitalization	6	-
Increase in investment properties through an increase in interest capitalization	17	-
Increase in associates and joint ventures through a decrease in derivative financial instruments and other receivables with related parties	4	-
Decrease in investment in associates and joint ventures through a decrease in borrowings	190	-
Decrease in investment in associates and joint ventures through an increase in assets held for sale	44	-
Increase in intangible assets through a decrease in trading properties	22	-
Increase in other non-current receivables through an increase in borrowings	109	-

IRSA Inversiones y Representaciones Sociedad Anónima

Balances incorporated as result of business combination / reclassification of assets and liabilities held for sale:

	March 31, 2018	March 31, 2017 (recast)
Investment properties	54	-
Property, plant and equipment	200	1,581
Intangible assets	-	21
Investments in associates and joint ventures	-	(86)
Deferred income tax	1	49
Trade and other receivables	372	750
Inventories	380	-
Trade and other payables	(979)	(987)
Salaries and social security liabilities	(4)	(111)
Borrowings	(260)	(657)
Provisions	(15)	2
Income tax and MPIT liabilities	(1)	1
Employee benefits	(25)	(45)
Group of liabilities held for sale	-	-
Net amount of non-cash assets incorporated / held for sale	(277)	518
Cash and cash equivalents	25	154
Non-controlling interest	(15)	45
Goodwill not yet allocated	981	(23)
Net amount of assets incorporated / held for sale	714	694
Interest held before acquisition	-	31
Seller financing	(38)	-
Resultado por combinación de negocios	-	44
Cash and cash equivalents incorporated / held for sale	-	(154)
Net outflow of cash and cash equivalents / assets and liabilities held for sale	676	615

15.
Trade and other payables

Group’s trade and other payables as of March 31, 2018 and June 30, 2017 were as follows:

	Total as of March 31, 2018	Total as of June 30, 2017
Trade payables	16,713	14,793
Sales, rental and services payments received in advance	4,838	4,339
Construction obligations	1,285	1,226
Accrued invoices	1,023	633
Deferred income	81	73
Total trade payables	23,940	21,064
Dividends payable to non-controlling shareholders	1,150	251
Tax payables	200	510
Construction obligations	318	343
Other payables	1,569	1,711
Total other payables	3,237	2,815
Total trade and other payables	27,177	23,879
Non-current	2,507	3,040
Current	24,670	20,839
Total	27,177	23,879

16.
Borrowings

The breakdown of the Group’s borrowings as of March 31, 2018 and June 30, 2017 was as follows:

	Total as of March 31, 2018	Total as of June 30, 2017	Fair value as of March 31, 2018	Fair value as of June 30, 2017
NCN	137,907	108,417	138,556	110,164
Bank loans	20,843	12,012	20,067	12,048
Non-recourse loans	-	7,025	-	6,930
Bank overdrafts	326	91	326	91
Other borrowings (i)	2,435	1,870	2,387	1,828
Total borrowings	161,511	129,415	161,336	131,061
Non-current	141,144	109,489
Current	20,367	19,926
	161,511	129,415

(i) Includes finance leases in the amount of Ps. 6 as of March 31, 2018 and Ps. 3 as of June 30, 2017.

IRSA Inversiones y Representaciones Sociedad Anónima

The following table describes the Group’s issuance of debt during the present period:

Entity	Title	Issuance / expansion date	Amount	Maturity	Interest rate	Principal payment	Interest payment
IRSA CP	Class IV	Sep-17	US$ 140	09/14/2020	5% n.a.	At expiration	quarterly
IDBD	SERIES N	Jul-17	NIS 642.1	12/30/2022	5.3% e.a	At expiration	quarterly	(1)
IDBD	SERIES N	Nov-17	NIS 357	12/30/2022	5.3% e.a	At expiration	quarterly	(2)
DIC	SERIES J	Dic-17	NIS 762	12/30/2026	4.8% e.a.	6 annual payments since 2021	biannual	(2)
PBC	SERIES I	Dic-17	NIS 496	07/01/2029	3.95% e.a.	At expiration	quarterly	(2)
Gav - Yam	SERIES H	Sep-17	NIS 424	06/30/2034	2.55% e.a	15 annual payments since 2019	biannual
Cellcom	SERIES L	Ene-18	NIS 401	01/05/2028	2.5% e.a.	6 annual payments since 2023	annual
Shufersal	SERIES E	Ene-18	NIS 544	10/08/2028	4.3% e.a.	12 annual payments since 2018	annual	(2)

(1)
IDBD has the right to make an early repayment, total or partial. As a collateral for the full compliance of all the commitments IDBD has placed approximately 60.4 million shares in DIC under a single fixed charge of first line and, in an unlimited amount, in favor of the trustee for the holders of the NCN.
(2)
Corresponds to an expansion of the series.

DIC: On September 28, 2017 DIC offered the holders of Series F NCN to swap their notes for Series J NCN. Series J NCN terms and conditions differ substantially from those of Series F. Therefore, DIC recorded the payment of Series F NCN and recognized a new financial commitment at fair value for Series J NCN. As a result of the swap, DIC recorded a loss resulting from the difference between the Series F NCN cancellation value and the new debt value in the amount of approximately NIS 461 (equal to approximately Ps. 2,228 as of that date), which was accounted for under “Finance costs” (Note 23).

IDBD: On November 28, 2017, IDBD made an early redemption of the Series L NCN for an amount of NIS 424 (equivalent to approximately Ps. 2,120 as of the transaction date).

17.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Period ended March 31, 2018						Year ended June 30, 2017
	Legal claims (i)	Investments in associates and joint ventures (ii)	Site dismantling and remediation	Onerous contracts	Other provisions	Total	Total
Beginning of period / year	821	72	140	220	580	1,833	1,571
Additions	175	4	10	5	-	194	502
Incorporated by business combination	15	-	-	-	-	15	2
Recovery	(61)	-	(48)	(108)	(26)	(243)	(319)
Used during the period / year	(147)	-	-	-	-	(147)	(219)
Currency translation adjustment	96	-	8	17	30	151	296
End of period / year	899	76	110	134	584	1,803	1,833
Non-current						858	943
Current						945	890
Total						1,803	1,833

(i)
Additions and recoveries are included in "Other operating results, net".
(ii)
As of March 31, 2018 and June 30, 2017 corresponds to the equity interest in New Lipstick with negative equity.

There were no significant changes to the processes mentioned in Note 19 to the Annual Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

18.
Taxes

Argentine tax reform

On December 27, 2017, the Argentine Congress approved the Tax Reform, through Law No. 27,430, which was enacted on December 29, 2017, and has introduced many changes to the income tax treatment applicable to financial income. The key components of the Tax Reform are as follows:

Dividends: Tax on dividends distributed by argentine companies would be as follows: (i) dividends originated from profits obtained before fiscal year ending June 30, 2018 will not be subject to withholding tax; (ii) dividends derived from profits generated during fiscal years of the Company ending June 30, 2019 and 2020 paid to argentine individuals and/or foreign residents, will be subject to a 7% withholding tax; and (iii) dividends originated from profits obtained during fiscal year ending June 30, 2021 onward will be subject to withholding tax at a rate of 13%.

Income tax: Corporate income tax would be gradually reduced to 30% for fiscal years commencing after January 1, 2018 through December 31, 2019, and to 25% for fiscal years beginning after January 1, 2020, inclusive.

Presumptions of dividends: Certain facts will be presumed to constitute dividend payments, such as: i) withdrawals from shareholders, ii) shareholders private use of property of the company, iii) transactions with shareholders at values different from market values, iv) personal expenses from shareholders or shareholder remuneration without substance.

Revaluation of assets: The regulation establishes that, at the option of the companies, tax revaluation of assets is permitted for assets located in Argentina and affected to the generation of taxable profits. The special tax on the amount of the revaluation depends on the asset, being (i) 8% for real estate not classified as inventories, (ii) 15% for real estate classified as inventories, (iii) 5% for shares, quotas and equity interests owned by individuals and (iv) 10% for the rest of the assets. As of the date of these Financial Statements, the Group has not exercised the option. The gain generated by the revaluation is exempted according to article 291 of Law 27,430 and, the additional tax generated by the revaluation is not deductible.

In addition, the argentine tax reform contemplates other amendments regarding the following matters: social security contributions, tax administrative procedures law, criminal tax law, tax on liquid fuels, and excise taxes, among others. As of the date of presentation of these Financial Statements, some aspects are pending regulation by the National Executive Power.

US tax reform

In December 2017, a bill was passed to reform the Federal Taxation Law in the United States. The reform included a reduction of the corporate tax rate from 35% to 21%, for the tax years 2018 and thereafter. The reform has impact in certain subsidiaries of the Group in the United States.

The details of the provision for the Group’s income tax, is as follows:

	March 31, 2018	March 31, 2017(recast)
Current income tax	(445)	(737)
Deferred income tax	604	(376)
Income tax from continuing operations	159	(1,113)

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the nine-month periods ended March 31, 2018 and 2017:

	March 31, 2018	March 31, 2017 (recast)
Profit from continuing operations at tax rate applicable in the respective countries	(3,506)	(1,229)
Permanent differences:
Share of profit of associates and joint ventures	137	134
Unrecognized tax loss carryforwards (i)	(1,165)	(422)
Change of interest rate (ii)	5,264	492
Non-taxable profit / (loss), non-deductible expenses and others	(571)	(88)
Income tax from continuing operations	159	(1,113)
(i)
Corresponds principally to holding companies in Israel.
(ii)
As of March 31, 2018 corresponds to the effect of applying the changes in the tax rates applicable in accordance with the tax reform explained above, being Ps. 405 the effect of the rate change in US and Ps. 4,859 the effect of the rate change in Argentina.

The gross movement in the deferred income tax account is as follows:

	March 31, 2018	June 30, 2017
Beginning of period / year	(22,739)	(19,099)
Incorporated by business combination	1	(6)
Reclassification to liabilities held for sale	-	(12)
Use of tax loss carryforwards	-	(171)
Reclassification previous periods	-	59
Currency translation adjustment	(1,340)	(1,440)
Deferred income tax expense	604	(2,070)
End of period / year	(23,474)	(22,739)
Deferred income tax assets	282	285
Deferred income tax liabilities	(23,756)	(23,024)
Deferred income tax assets (liabilities), net	(23,474)	(22,739)

19.
Revenues

	March 31, 2018	March 31, 2017 (recast)
Revenue from supermarkets	42,460	35,101
Income from communication services	10,412	8,850
Rental and services income	7,923	6,362
Sale of communication equipment	3,618	3,052
Sale of trading properties and developments	508	1,233
Revenue from hotels operation and tourism services	775	603
Total Group’s revenues	65,696	55,201

IRSA Inversiones y Representaciones Sociedad Anónima

20.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	Total as of March 31, 2018	Total as of March 31, 2017 (recast)
Cost of sale of goods and services	31,879	-	-	31,879	28,328
Salaries, social security costs and other personnel expenses	4,117	1,448	4,447	10,012	7,496
Depreciation and amortization	1,845	476	1,764	4,085	3,531
Fees and payments for services	1,319	637	1,576	3,532	3,050
Maintenance, security, cleaning, repairs and others	1,237	103	704	2,044	1,673
Advertising and other selling expenses	209	-	1,303	1,512	1,344
Taxes, rates and contributions	256	51	654	961	720
Interconnection and roaming expenses	1,496	-	-	1,496	1,278
Fees to other operators	1,785	-	-	1,785	1,179
Director´s fees	-	175	-	175	139
Leases and service charges	51	10	98	159	42
Allowance for doubtful accounts, net	-	29	180	209	138
Other expenses	570	528	1,399	2,497	672
Total as of March 31, 2018	44,764	3,457	12,125	60,346
Total as of March 31, 2017 (recast)	38,462	2,809	9,951		49,590

21.
Cost of goods sold and services provided

	Total as of March 31, 2018	Total as of March 31, 2017 (recast)
Inventories at the beginning of the period (*)	10,041	7,938
Purchases and expenses (**)	42,844	36,204
Capitalized finance costs	6	-
Currency translation adjustment	3,438	1,834
Incorporated by business combination	(9)	-
Inventories at the end of the period (*)	(11,556)	(7,514)
Total costs	44,764	38,462

The following table presents the composition of the Group’s inventories for the periods ended March 31, 2018 and 2017:
	Total as of March 31, 2018	Total as of March 31, 2017(recast)
Real estate	7,281	4,425
Supermarkets	3,813	2,795
Telecommunications	376	264
Others	86	30
Total inventories at the end of the period (*)	11,556	7,514

(*) Inventories includes trading properties and inventories.
(**) As of March 31, 2018 includes Ps. 75 due to impairment of trading properties in the Operations Center in Israel.

IRSA Inversiones y Representaciones Sociedad Anónima

22.
Other operating results, net
	March 31, 2018	March 31, 2017 (recast)
Gain from disposal of subsidiary (1)	328	44
Donations	(57)	(80)
Loss from TGLT agreement	-	(27)
Lawsuits and other contingencies (2)	411	(24)
Others	(137)	(120)
Total other operating results, net	545	(207)

(1)
Includes the gain from the sale of the Group´s equity interest in Cloudyn for Ps. 252.
(2)
As of March 31, 2018 corresponds to the favourable resolution of a judicial process in the Operations Center in Israel for Ps. 435. Includes legal costs and expenses.

23.
Financial results, net

	March 31, 2018	March 31, 2017 (recast)
Finance income:
- Interest income	619	549
- Foreign exchange gain	314	55
- Dividends income	59	53
Total finance income	992	657
Finance costs:
- Interest expenses	(5,717)	(4,840)
- Loss on debt swap (Note 16)	(2,228)	-
- Foreign exchange loss	(2,712)	(262)
- Other finance costs	(491)	(429)
Total finance costs	(11,148)	(5,531)
Other financial results:
- Fair value gain of financial assets and liabilities at fair value through profit or loss, net	1,852	2,370
- Gain from derivative financial instruments, net	(14)	111
Total other financial results	1,838	2,481
Total financial results, net	(8,318)	(2,393)

IRSA Inversiones y Representaciones Sociedad Anónima

24.
Related party transactions

The following is a summary of the balances with related parties as of March 31, 2018 and June 30, 2017:

Item	March 31, 2018	June 30, 2017
Trade and other receivable	535	1,434
Investments in financial assets	415	324
Trade and other payable	(239)	(172)
Borrowings	(6)	(11)
Total	705	1,575

Related party	March 31, 2018	June 30, 2017	Description of transaction
Manibil S.A.	51	84	Contributions in advance
New Lipstick LLC	407	-	Loans granted
	5	-	Reimbursement of expenses
Condor	10	8	Dividends receivables
	136	82	Public companies securities
LRSA	22	29	Leases and/or rights of use
	(1)	-	Reimbursement of expenses
	9	-	Canon
	5	-	Dividends receivables
Other associates and joint ventures	3	3	Loans granted
	2	8	Foreign-currency future contracts
	(2)	-	Commissions
	(6)	(11)	Mortgage bond
	(5)	(5)	Derivatives
	(2)	(1)	Leases and/or rights of use
	4	5	NCN
	-	1	Management fees
	1	1	Proceeds from leases
	-	(1)	Credit for capital reduction
Total associates and joint ventures	639	203
Cresud	(25)	(36)	Reimbursement of expenses
	(89)	(23)	Corporate services
	279	242	NCN
	-	(1)	Leases and/or rights of use
	4	5	Leases and/or rights of use
	(3)	(1)	Long-term incentive plan
Total parent company	166	186
IFISA	-	1,283	Loans granted
Taaman	(38)	(24)	Leases and/or rights of use
Willifood	-	(29)	NCN
Directores	(73)	(44)	Fees for services received
Others (1)	2	2	Leases and/or rights of use
	9	2	Fees
	1	-	Management fees
	(1)	(4)	Loans
Total others	(100)	1,186
Total at the end of the period/year	705	1,575

(1)
It includes CAMSA, Avenida compras, Avenida Inc., Estudio Zang, Bergel & Viñes, Austral Gold, Fundación IRSA, Hamonet S.A. and Museo de los Niños.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the nine-month periods ended March 31, 2018 and 2017:
Related party	March 31, 2018	March 31, 2017 (recast)	Description of transaction
BACS	-	4	Leases and/or rights of use
	-	16	Financial operations
Adama	-	64	Corporate services
Condor	36	196	Financial operations
ISPRO - Mehadrin	75	-	Corporate services
Other associates and joint ventures	(1)	-	Financial operations
	14	8	Leases and/or rights of use
	2	-	Fees and remunerations
	-	2	Management fees
Total associates and joint ventures	126	290
Cresud	5	1	Leases and/or rights of use
	(167)	(85)	Corporate services
	57	24	Financial operations
Total parent company	(105)	(60)
IFISA	56	-	Financial operations
Inversiones Financieras del Sur S.A.	-	54	Financial operations
Directores	(82)	(84)	Fees and remunerations
Taaman	114	-	Corporate services
Willifood	134	-	Corporate services
Others (1)	4	-	Corporate services
	1	(1)	Leases and/or rights of use
	4	-	Financial operations
	(11)	(4)	Donations
	(3)	(5)	Legal services
Total others	217	(40)
Total at the end of the period	238	190

(1)
 It includes Isaac Elsztain e Hijos, CAMSA. Hamonet S.A., Ramat Hanassi, Estudio Zang, Bergel y Viñes, and Fundación IRSA.

The following is a summary of the transactions with related parties for the nine-month periods ended March 31, 2018 and 2017:

Related party	March 31, 2018	March 31, 2017(recast)	Description of the operation
La Rural S.A.	13	9	Dividends received
Nuevo Puerto Santa Fe S.A.	9	-	Dividends received
Condor	35	11	Dividends received
MMAN	25	27	Dividends received
Ramat Hanassi	20	-	Dividends received
Tourism & Recreation Holdings Ltd.	25	-	Dividends received
Emco	-	104	Dividends received
Aviareps	-	28	Dividends received
Millenium	-	4	Dividends received
Cyrsa S.A.	-	7	Dividends received
Total dividends received	127	190
Cresud	882	-	Dividends paid
Helmir	5	-	Dividends paid
Total dividends paid	887	-
IFISA (see Note 4.)	1,968	-	Acquisition of non-controlling interest
Total other transactions	1,968	-

25.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 Investment properties and Note 9 Property, plant and equipment
Exhibit B - Intangible assets	Note 11 Intangible assets
Exhibit C - Equity investments	Note 7 Equity interest in associates and joint ventures
Exhibit D - Other investments	Note 12 Financial instruments by category
Exhibit E - Provisions	Note 17 Provisions
Exhibit F - Cost of sales and services provided	Note 21 Cost of goods sold and services provided
Exhibit G - Foreign currency assets and liabilities	Note 26 Foreign currency assets and liabilities

IRSA Inversiones y Representaciones Sociedad Anónima

26.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount (2)	Exchange rate (3)	Total as of 03.31.18	Amount (2)	Exchange rate (3)	Total as of 06.30.17
Assets
Trade and other receivables
US Dollar	40	20.049	811	35	16.530	572
Euros	7	24.666	166	9	18.848	172
Receivables with related parties:
US Dollar	35	20.149	715	52	16.630	855
Total trade and other receivables			1,692			1,599
Restricted assets
US Dollar	-	20.049	-	2	16.530	41
Total Restricted assets			-			41
Investments in financial assets
US Dollar	181	20.049	3,623	61	16.530	1,014
Pounds	1	28.235	24	1	21.486	18
Investments with related parties:
US Dollar	21	20.149	415	20	16.630	324
Total investments in financial assets			4,062			1,356
Derivative financial instruments
US Dollar	1	20.049	16	1	16.530	10
Derivative financial instruments with related parties:
US Dollar	-	20.149	-	2	16.630	26
Total Derivative financial instruments			16			36
Cash and cash equivalents
US Dollar	243	20.049	4,877	318	16.530	5,250
Euros	3	24.666	77	3	18.848	49
New Israel Shekel	-	5.375	-	-	4.770	1
Total Cash and cash equivalents			4,954			5,300
Total Assets			10,724			8,332

Liabilities
Trade and other payables
US Dollar	230	20.149	4,627	57	16.630	955
Euros	12	24.840	290	1	19.003	19
Payables to related parties:
US Dollar	1	20.149	18	1	16.630	21
Total Trade and other payables			4,935			995
Borrowings
US Dollar	1,182	20.149	23,807	1,123	16.630	18,683
Total Borrowings			23,807			18,683
Total Liabilities			28,742			19,678

(1) Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(2) Stated in millions of the corresponding in foreign currency.
(3) Exchange rates as of March 31, 2018 and June 30, 2017, respectively according to Banco Nación Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

27.
Groups of assets and liabilities held for sale

As mentioned in Note 4.f to the Annual Financial Statements, the Group has certain assets and liabilities classified as held for sale. The following table shows the main ones:

	March 31, 2018	June 30, 2017
Property, plant and equipment	1,806	1,712
Intangible assets	21	19
Investments in associates	48	33
Deferred income tax assets	59	57
Employee benefits	-	5
Income tax credits	11	10
Trade and other receivables	1,006	688
Cash and cash equivalents	269	157
Total group of assets held for sale	3,220	2,681
Trade and other payables	1,230	930
Salaries and social security liabilities	124	148
Employee benefits	97	52
Deferred income tax liability	16	10
Borrowings	715	715
Total group of liabilities held for sale	2,182	1,855
Total net assets held for sale	1,038	826

28.
Results from discontinued operations

The results from operations of Israir, Open Sky and IDB Tourism, and the share of profit of Adama and the finance costs associated to the non-recourse loan, until its sale in November 2016; have been reclassified in the Statements of Income under discontinued operations. Additionally as a profit of discontinued operations the sale of Adama was included on November 2016 for an amount of Ps. 4,216.

	March 31, 2018	March 31, 2017(recast)
Revenues	4,909	3,528
Costs	(4,272)	(3,001)
Gross profit	637	527
General and administrative expenses	(210)	(178)
Selling expenses	(213)	(171)
Other operating results, net	(14)	3,977
Profit from operations	200	4,155
Share of profit of associates and joint ventures	33	294
Profit before financial results and income tax	233	4,449
Finance income	-	4
Finance cost	(46)	(1,389)
Other financial results	(20)	-
Financial results, net	(66)	(1,385)
Profit before income tax	167	3,064
Income tax	20	(8)
Profit from discontinued operations	187	3,056

Profit for the period from discontinued operations attributable to:
Equity holders of the parent	120	1,276
Non-controlling interest	67	1,780

Profit per share from discontinued operations attributable to equity holders of the parent:
Basic	0.21	2.22
Diluted	0.21	2.20

IRSA Inversiones y Representaciones Sociedad Anónima

29.
Subsequent events

Sale of Clal shares

On May 3, 2018, continuing with the instructions given by the Commissioner of Capital Markets, Insurance and Savings of Israel, IDBD has sold 5% of its stake in Clal through a swap transaction, in accordance with the same principles that applied to the swap transactions made and informed to the market on May and August 2017 and January 2018.

The consideration was set at an amount of approximately NIS 155.5 (equivalent to approximately Ps. 910). After the completion of the transaction, IDBD’s interest in Clal was reduced to 34.8% of its share capital.

Swap on shares of DIC

On May 6, 2018, IDBD entered into a SWAP transaction on shares of DIC held by third parties with a banking institution not related to the group for a period of one year with the possibility of extending it an additional year. The total shares subject to the agreement are 6,020,811 and the value of the swap at the time of subscription is on average NIS 10.12 per share, approximately NIS 60 (equivalent to approximately PS. 342 at the transaction day). The present transaction will be settled in cash for the difference between the quotation at the end of the agreement and the agreed price. For this transaction, the Group has not increased its participation in and has granted guarantees on certain financial assets.

Dividends distribution of BHSA

On April 9, 2018, Banco Hipotecario approved the distribution of a cash dividend for an amount of Ps. 200, which was made available on April 23, 2018. The stake of the group is 29.9%.

Devaluation of the Argentine peso

As of the issuance date of these Financial Statements, the Argentine peso has suffered a devaluation against the US dollar and other currencies close to 11%, which has an impact on the figures presented in these financial statements, mainly originated by exposure to the exchange rate of our revenues and costs of the "offices and other properties" segment in the Operation Center in Argentina and the revenues and costs of the Operations Center in Israel, and our assets and liabilities, denominated in foreign currency.

REVIEW REPORT ON THE UNAUDITED CONDENSED
 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolivar 108 – 1° floor
Autonomous City Buenos Aires
Tax Code No. 30-52532274-9

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed interim consolidated statement of financial position as of March 31, 2018 and the unaudited condensed interim consolidated statements of income and other comprehensive income for the nine-month period and three-month period ended March 31, 2018, the unaudited condensed interim consolidated statements of changes in shareholders’ equity and the unaudited condensed interim consolidated statements of cash flows for the nine-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2017 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and , for this reason, is responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements above mentioned in the first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statement of income, the consolidated statement of income and other comprehensive income and consolidated statement of cash flows of the Company.

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements above mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Inversiones y Representaciones Sociedad Anónima that:

a) the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b) the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c) we have read the Business Summary (“Reseña Informativa”) on which, as regards those matters that are within our competence, we have no observations to make;

d) at March 31, 2018, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records amounted to Ps. 74,845.33, which was not claimable at that date.

Autonomous City of Buenos Aires, May 9, 2018.

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Mariano C. Tomatis Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 241 Fº 118	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 Marcelo Héctor Fuxman Public Accountant (UBA) C.P.C.E.C.A.B.A. T° 134 F° 85

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Financial Statements as of March 31, 2018 and for the nine-month and three-month periods ended as of that date, presented comparatively

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Financial Position
as of March 31, 2018 and June 30, 2017
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.18	06.30.17
ASSETS
Non-current assets
Investment properties	7	5,432	4,457
Property, plant and equipment	8	6	6
Trading properties	9	419	319
Intangible assets	10	22	21
Investments in subsidiaries, associates and joint ventures	6	38,965	29,450
Income tax and MPIT credit		133	133
Trade and other receivables	12	244	211
Total non-current assets		45,221	34,597
Current assets
Inventories		1	1
Trading properties	9	3	8
Trade and other receivables	12	684	568
Income tax and MPIT credit		80	1
Investments in financial assets	11	2	38
Derivative financial instruments	11	-	8
Restricted assets	11	2	4
Cash and cash equivalents	11	37	148
Total current assets		809	776
TOTAL ASSETS		46,030	35,373
SHAREHOLDERS’ EQUITY
Shareholders' Equity (according to corresponding statements)		35,751	26,483
TOTAL SHAREHOLDERS’ EQUITY		35,751	26,483
LIABILITIES
Non-current liabilities
Trade and other payables	13	929	784
Borrowings	14	6,221	5,340
Deferred income tax liabilities	15	2,060	2,247
Provisions	16	32	32
Total non-current liabilities		9,242	8,403
Current liabilities
Trade and other payables	13	124	123
Derivative financial instruments	11	19	-
Income tax and MPIT liabilities		79	-
Salaries and social security liabilities		2	2
Borrowings	14	812	358
Provisions	16	1	4
Total current liabilities		1,037	487
TOTAL LIABILITIES		10,279	8,890
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		46,030	35,373

The accompanying notes are an integral part of these Financial Statements.

______________________ Eduardo S. Elsztain President

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IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Income and Other Comprehensive Income
for the nine and three-month periods ended march 31, 2018 and 2017
 (All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine month		Three month
	Note	03.31.18	03.31.17 (recast)	03.31.18	03.31.17 (recast)
Revenues	17	51	27	16	9
Costs	18	(29)	(17)	(11)	(6)
Gross profit		22	10	5	3
Net gain from fair value adjustment of investment properties	7	963	76	472	(120)
General and administrative expenses	18	(162)	(129)	(57)	(52)
Selling expenses	18	(21)	(18)	(11)	(5)
Other operating results, net	19	483	(38)	(6)	-
Profit / (loss) from operations		1,285	(99)	403	(174)
Share of profit of subsidiaries, associates and joint ventures	6	9,328	4,179	531	47
Profit / (loss) before financial results and income tax		10,613	4,080	934	(127)
Finance income	20	39	37	27	(7)
Finance costs	20	(1,579)	(490)	(631)	27
Other financial results	20	(12)	23	(33)	22
Financial results, net		(1,552)	(430)	(637)	42
Profit / (loss) before income tax		9,061	3,650	297	(85)
Income tax	15	187	152	15	41
Profit / (loss) for the period		9,248	3,802	312	(44)

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Share of other comprehensive (loss) / income of subsidiaries, associates and joint ventures		(55)	49	1	61
Currency translation adjustment of subsidiaries, associates and joint ventures		1,471	553	2,360	519
Total other comprehensive income for the period (i)	6	1,416	602	2,361	580
Total comprehensive income for the period		10,664	4,404	2,673	536

Profit per share for the period:
Basic		16.08	6.61	0.54	(0.08)
Diluted		15.97	6.57	0.54	(0.07)

(i) Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Financial Statements.
The previous period has been recast due to the change in the accounting policy for investment properties described in Note 2.3.
______________________ Eduardo S. Elsztain President

2

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2018 and 2017
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of Share Capital and Treasury Shares (1)	Share premium	Additional Paid-in Capital from Treasury Shares	Legal reserve	Special reserve	Resolution reserve CNV 609/12 (2)	Other reserves (3)	Retained earnings	Total Shareholders’ equity
Balance at June 30, 2017	575	3	123	793	17	143	-	2,756	2,143	19,930	26,483
Profit for the period	-	-	-	-	-	-	-	-	-	9,248	9,248
Other comprehensive income for the period	-	-	-	-	-	-	-	-	1,416	-	1,416
Total comprehensive income for the period	-	-	-	-	-	-	-	-	1,416	9,248	10,664
Appropriation of retained earnings approved by Shareholders’ meeting held as of 10.31.17	-	-	-	-	-	-	2,081	-	-	(2,081)	-
Dividends distribution	-	-	-	-	-	-	-	-	-	(1,400)	(1,400)
Reserve for share-based payments	-	-	-	-	1	-	-	-	3	-	4
Balance at March 31, 2018	575	3	123	793	18	143	2,081	2,756	3,562	25,697	35,751

 The accompanying notes are an integral part of these Financial Statements.
(1)
Included Ps. 1 of inflation adjustment of treasury shares. See Note 17 of Consolidated Financial Statements as of June 30, 2017.
(2)
Related to CNV General Resolution N° 609/12. See Note 2.1.b) and 17 of Consolidated Financial Statements as of June 30, 2017.
(3)
The composition of Other reserves of the Company as of March 31, 2018 is as follows:

	Cost of Treasury shares	Reserve for share-based payments	Reserve for future dividends	Other reserves of subsidiaries	Other comprehensive income / (loss) of subsidiaries	Currency translation adjustment reserve	Total Other reserves
Balance at June 30, 2017	(28)	78	494	-	42	1,557	2,143
Other comprehensive (loss) / income for the period	-	-	-	-	(55)	1,471	1,416
Reserve for share-based payments	2	1	-	-	-	-	3
Balance at March 31, 2018	(26)	79	494	-	(13)	3,028	3,562
______________________ Eduardo S. Elsztain President

3

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2018 and 2017
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of Share Capital and Treasury Shares (1)	Share premium	Additional Paid-in Capital from Treasury Shares	Legal reserve	Special reserve	Resolution reserve CNV 609/12 (2)	Other reserves (3)	Retained earnings	Total Shareholders’ equity
Balance at June 30, 2016	575	4	123	793	16	117	4	2,756	1,022	16,447	21,857
Profit for the period	-	-	-	-	-	-	-	-	-	3,802	3,802
Other comprehensive income for the period	-	-	-	-	-	-	-	-	602	-	602
Total comprehensive income for the period	-	-	-	-	-	-	-	-	602	3,802	4,404
Appropriation of retained earnings approved by Shareholders’ meeting held as of 10.31.16	-	-	-	-	-	26	(4)	-	(26)	4	-
Changes of interest in subsidiaries	-	-	-	-	-	-	-	-	(220)	-	(220)
Reserve for share-based payments	-	-	-	-	-	-	-	-	9	-	9
Balance at March 31, 2017 (recast)	575	4	123	793	16	143	-	2,756	1,387	20,253	26,050

The accompanying notes are an integral part of these Financial Statements.
(1)
Included $ 1 of inflation adjustment of treasury shares. See Note 17 of Consolidated Financial Statements as of June 30, 2017.
(2)
Related to CNV General Resolution N° 609/12. See Note 2.1.b) of Consolidated Financial Statements as of June 30, 2017.
(3)
The composition of Other reserves of the Company as of March 31, 2017 is as follows:

	Cost of Treasury shares	Reserve for share-based payments	Reserve for future dividends	Other reserves of subsidiaries	Other comprehensive (loss) / income of subsidiaries	Currency translation adjustment reserve	Total Other reserves
Balance at June 30, 2016	(29)	67	520	-	(10)	474	1,022
Other comprehensive income for the period	-	-	-	-	49	553	602
Appropriation of retained earnings approved by Shareholders’ meeting held as of 10.31.16	-	-	(26)	-	-	-	(26)
Changes of interest in subsidiaries	-	-	-	(220)	-	-	(220)
Reserve for share-based payments	-	9	-	-	-	-	9
Balance at March 31, 2017 (recast)	(29)	76	494	(220)	39	1,027	1,387
______________________ Eduardo S. Elsztain President

4

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Cash Flows
for the nine-month periods ended March 31, 2018 and 2017
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.18	03.31.17 (recast)
Operating activities
Profit for the period		9.248	3.802
Adjustments:
Income tax	15	(187)	(152)
Amortization and depreciation	18	2	1
Financial results, net	20	1.561	430
Decrease of intangible assets due to TGLT agreement	19	-	27
Net gain from fair value adjustment of investment properties	7	(963)	(76)
Decrease of investment properties due to obsolescence		-	1
Increase of trading properties		(89)	(16)
Gain from disposal of subsidiaries	19	(497)	-
Share of profit of subsidiaries, associates and joint ventures	6	(9.328)	(4.179)
Increase in trade and other receivables		(77)	(39)
Increase / (Decrease) in trade and other payables		131	(67)
Net cash used in operating activities before income tax paid		(199)	(268)
Income tax paid		-	(82)
Net cash flow used in operating activities		(199)	(350)
Investing activities
Capital contributions to subsidiaries, associates and joint ventures	6	(1.326)	(558)
Acquisition and advanced payments of investment properties		(155)	(10)
Proceeds from sales of investment properties	7	57	38
Acquisition of property, plant and equipment	8	(2)	(2)
Acquisition of intangibles	10	(1)	(2)
Increase of investments in financial assets		(1.261)	(34)
Proceeds from sales of investments in financial assets		1.389	29
(Payments) / Proceeds from derivative financial instruments		(1)	2
Increase in loans granted to subsidiaries, associates and joint ventures		(124)	(60)
Proceeds from borrowings granted to subsidiaries, associates and joint ventures		152	-
Dividends collected	6	587	-
Net cash flow used in investing activities		(685)	(597)
Financing activities
Obtaining/ (payment) of loans, nets		198	(72)
Payment of principal of Non-Convertible Notes		-	(1.126)
Interests paid		(495)	(456)
Loans obtained from subsidiaries, associates and joint ventures		11	89
Payment of loans from subsidiaries, associates and joint ventures		(10)	(530)
Issuance of non-convertible notes		-	3.129
Disposal of interest in subsidiaries		2.462	-
Dividends paid		(1.392)	-
Net cash flow generated by financing activities		774	1.034
Net (decrease) / increase in cash and cash equivalents		(110)	87
Cash and cash equivalents at the beginning of the period	11	148	6
Foreign exchange gain of cash and changes in fair value of cash equivalents		(1)	1
Cash and cash equivalents at the end of the period	11	37	94

Additional information
Reserve for share-based payments		4	9
Currency translation adjustment		1.471	553
Share of other comprehensive loss / (income) of subsidiaries, associates and joint ventures		(55)	49
Increase of investment properties through a decrease in trade and other receivables		49	-
Increase of borrowings through an increase in investment properties		4	-
Increase of borrowings through an increase of trading properties		6	-
Decrease of borrowings granted to subsidiaries, associates and joint ventures through an increase in financial instruments		19	-
Decrease of financial instruments through an increase of financial payables		67	-
Decrease in dividends receivables through a decrease of borrowings granted to subsidiaries		-	9
Increase in dividends receivable through a decrease in investments in subsidiaries, associates and joint ventures		-	443
Decrease in dividends receivables through an increase in investments in subsidiaries		-	434
Decrease in borrowings from subsidiaries, associates and joint ventures		-	16
Dividends paid through an increase in trade and other payables		8	-
Increase in borrowings from subsidiaries, associates and joint ventures through an increase in trade and other receivables		-	170
Decrease in intangible assets through an increase in other receivables		-	24
Decrease of financial instruments through an increase in investments in subsidiaries		-	100
Increase in trade and other receivables through a decrease in investments in subsidiaries		(1)	-

The accompanying notes are an integral part of these Financial Statements.
______________________ Eduardo S. Elsztain President

5

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Separate Financial Statements
(All amounts in millions, unless otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
General information and company’s business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or “The Company”) was founded in 1943, it is primarily engaged in managing real estate holdings in Argentina since 1991.

IRSA is a corporation incorporated and domiciled in Argentina. The registered office is Bolívar 108, 1st. Floor, Buenos Aires, Argentina.

The Company owns, manages and develops, directly and indirectly through its subsidiaries, a portfolio of office and other rental properties in Buenos Aires. In addition, IRSA through its subsidiaries, associates and joint ventures manages and develops shopping malls and branded hotels across Argentina, and also office properties in the United States of America and Israel.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on May 9, 2018.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

These Financial Statements have been prepared in accordance with IAS 34 "Interim Financial Reporting", therefore, should be read together with the Annual Financial Statements of the Group as of June 30, 2017 prepared in accordance with IFRS in force. Furthermore, these Financial Statements include supplementary information required by Law N° 19,550 and/or regulations of the CNV. Such information is included in notes to these Financial Statements according to IFRS.

These Financial Statements corresponding to the interim nine-month periods ended March 31, 2018 and 2017 have not been audited. The management considers they include all necessary adjustments to fairly present the results of each period. The Company’s interim periods results do not necessarily reflect the proportion of the Company’s full-year results.

Under IAS 29 “Financial Reporting in Hyperinflationary Economies”, the Financial Statements of an entity whose functional currency belongs to a hyperinflationary economy, regardless of whether they apply historic cost or current cost methods, should be stated at the current unit of measure as of the date of this Consolidated Financial Statements. For such purpose, in general, inflation is to be computed in non-monetary items from the acquisition or revaluation date, as applicable. In order to determine whether an economy is to be considered hyperinflationary, the standard lists a set of factors to be taken into account, including an accumulated inflation rate near or above 100% over a three-year period.

For the Company’s business in Argentina, considering the released inflation data in Argentina and the declining inflation trend in recent years, the Board of Directors is of the view that there is not enough evidence to conclude that Argentina is a hyperinflationary economy. Therefore, no restatement has been applied on financial information, as set forth by IAS 29, for the reporting periods. However, over the last years, certain macroeconomic variables, such as payroll costs and input prices, have experienced significant annual changes, which should be taken into consideration in assessing and interpreting the financial situation and results of operations of the Company in these Financial Statements.

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IRSA Inversiones y Representaciones Sociedad Anónima

2.2. Significant accounting policies

The accounting policies adopted in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the Annual Financial Statements as of June 30, 2017. The principal accounting policies are described in Note 2 of those Annual Financial Statements.

2.3.
Comparability of information

Balance items as of June 30, 2017 and March 31, 2017 shown in these Unaudited Condensed Interim Separate Financial Statements for comparative purposes arise from financial statements then ended. As mentioned in Note 2 to the Consolidated Financial Statements as of June 30, 2017, during the fiscal year ended June 30, 2017 the Group’s Board of Directors decided to change the accounting policy for investment property from cost model to fair value model, as permitted under IAS 40. Therefore, the previously issued Interim Financial Statements were retroactively recast as required by IAS 8.

The table below includes the reconciliation between the Statements of Income and Other Comprehensive Income for the period ended March 31, 2017 (nine and three months), as they were originally issued, and the statements included in these Interim Financial Statements for comparative purposes. There is no impact on the relevant total amounts of the statement of cash flows.

Statement of Income and Other Comprehensive Income for the nine-month period ending as of March 31, 2017:

		Nine month
	03.31.17(originally issued)	03.31.17(adjustment)		03.31.17(recast)
Revenue	27	-		27
Costs	(18)	1	a)	(17)
Gross Profit	9	1		10
Gain from disposal of investment properties	32	(32)	b)	-
Net gain from fair value adjustment of investment properties	-	76	c)	76
General and administrative expenses	(129)	-		(129)
Selling expenses	(18)	-		(18)
Other operating results, net	(37)	(1)	d)	(38)
(Loss) / Profit from operations	(143)	44		(99)
Share of profit of subsidiaries, associates and joint ventures	2,543	1,636	e)	4,179
Profit from operations before financial results and income tax	2,400	1,680		4,080
Finance income	37	-		37
Finance costs	(490)	-		(490)
Other financial results	23	-		23
Financial results, net	(430)	-		(430)
Profit before income tax	1,970	1,680		3,650
Income tax	167	(15)	f)	152
Profit for the period	2,137	1,665		3,802

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Share of other comprehensive income of subsidiaries, associates and joint ventures	49	-		49
Currency translation adjustment of subsidiaries, associates, and joint ventures	467	86	g)	553
Other comprehensive income for the period	516	86		602
Total comprehensive income for the period	2,653	1,751		4,404

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IRSA Inversiones y Representaciones Sociedad Anónima

Statement of Income and Other Comprehensive Income for the three-month period ending as of March 31, 2017:

		Three month
	03.31.17 (originally issued)	03.31.17 (adjustment)		03.31.17 (recast)
Revenue	9	-		9
Costs	(6)	-		(6)
Gross Profit	3	-		3
Gain from disposal of investment properties	32	(32)	b)	-
Net gain from fair value adjustment of investment properties	-	(120)	c)	(120)
General and administrative expenses	(52)	-		(52)
Selling expenses	(5)	-		(5)
Other operating results, net	1	(1)	d)	-
Loss from operations	(21)	(153)		(174)
Share of profit of subsidiaries, associates and joint ventures	62	(15)	e)	47
Profit / (loss) from operations before financial results and income tax	41	(168)		(127)
Finance income	(7)	-		(7)
Finance costs	27	-		27
Other financial results	22	-		22
Financial results, net	42	-		42
Profit / (loss) before income tax	83	(168)		(85)
Income tax	(13)	54	f)	41
Profit / (loss) for the period	70	(114)		(44)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Share of other comprehensive income of subsidiaries, associates and joint ventures	61	-		61
Currency translation adjustment of subsidiaries, associates, and joint ventures	488	31	g)	519
Other comprehensive income for the period	549	31		580
Total comprehensive income for the period	619	(83)		536

Explanation of the changes in the separate statement of comprehensive income:

a) Corresponds to the elimination of depreciation of the period expense from investment property, and the adjustment, if applicable, to the depreciation of property, plant and equipment, to adjust the value of transfers made of investment property to that item.
b) It relates to the elimination of the gain from disposal of investment property, as such property is accounted for at its fair value at the date of sale, which generally coincides with the transaction price.
c) It represents the net change in fair value of investment property.
d) Corresponds to the expenses from sales of investment property.
e) It relates to change in the value, as per the equity method, in subsidiaries, associates and joint ventures after applying the change to equity in the accounting policy implemented by the Company.
f) It reflects the tax effect on the items indicated above, as applicable.
g) It pertains to exchanges differences related to the change in the accounting policy implemented by the Group in subsidiaries, associates and joint ventures with functional currency other than the peso.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires the Management to make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Separate Financial Statements. In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the main significant judgments made by Management in applying the Company’s accounting policies and the major sources of uncertainty were the same that the Company used in the preparation of the Separate Financial Statements for the fiscal year ended June 30, 2017, described in Note 3.

3.
Seasonal effects on operations

See Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

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IRSA Inversiones y Representaciones Sociedad Anónima

4.
Acquisitions and disposals

Significant acquisitions and disposals for the nine-month period ended March 31, 2018 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2017, are detailed in Note 4 to the Consolidated Financial Statements as of June 30, 2017.

Sale of ADS from IRSA CP

During October 2017, IRSA completed the sale in the secondary market of 10,240,000 ordinary shares of IRSA CP, N.V. Ps. 1 per share, represented by American Depositary Shares (“ADSs”), representing four ordinary shares each, which represents nearly 8.1% of IRSA CP capital for a total amount of Ps. 2,440 (US$ 138). After the transaction, IRSA’s direct and indirect interest in IRSA CP amounts to approximately 86.5%. This transaction generated a gain of Ps. 496 in the Separate Financial Statements. The tax effect was Ps. 216.

During February 2018, IRSA has sold 80,000 shares of IRSA CP, N.V. Ps. 1 per share, which represent approximately 0.06% of IRSA CP capital for a total amount of Ps. 22. After the transaction, IRSA’s direct and indirect interest in IRSA CP amounts to approximately 86.22%. This transaction generated a gain of Ps. 1 in the Separate Financial Statements. The tax effect was Ps. 3.

Purchase of DIC shares by Dolphin

As described in Note 4 to the Consolidated Financial Statements as of June 30, 2017, at the end of November Dolphin IL Investments Ltd. (Dolphin IL), a subsidiary of Dolphin Netherlands B.V., has subscribed the final documents for the acquisition of the total shares of DIC owned by IDBD.

The transaction has been made for an amount of NIS 1,843 (equivalent to NIS 17.20 per share of DIC). The consideration was paid NIS 70 in cash (equivalent to Ps. 348 as of the date of the transaction) and NIS 1,773 (equivalent to Ps. 8,814 as of the date of the transaction) were financed by IDBD to Dolphin, maturing in five years, with the possibility of an extension of three additional years in tranches of one year each, that will accrue an initial interest of 6.5% annually, which will increase by 1% annually in case of extension for each annual tranche. Furthermore, guarantees have been implemented for IDBD, for IDBD bondholders and their creditors, through pledges of different degree of privilege over DIC shares resulting from the purchase. Moreover, a pledge will be granted in relation to 9,636,097 (equivalent to 6.38%) of the shares of DIC that Dolphin currently holds in the first degree of privilege in favor of IDBD and in second degree of privilege in favor of IDBD's creditors. This transaction was accounted as an increase in the investment in DIC for an amount of Ps. 114 in the Separate Financial Statements.

Purchase of IDBD shares by IFISA

In December 2017, Dolphin Netherlands BV (Dolphin), executed a stock purchase agreement for all of the shares that IFISA held of IDBD, which amounted to 31.7% of the share capital. In this way, at the end of this period, Dolphin holds the 100% of IDBD's shares.

The transaction was made at a price of NIS 398 (equivalent to NIS 1.894 per share and approximately to Ps.1,968 as of the date of the transaction). As consideration of the transaction all receivables from Dolphin to IFISA were canceled and a payment of USD 33.7 (equivalent to Ps. 588 as of the date of the transaction) was made. This transaction was accounted as an increase in the investment in IDBD for an amount of Ps. 2,923 in the Separate Financial Statements.

Sale of Shufersal shares

On December 24, 2017, DIC sold shares of Shufersal, in a manner whereby its equity interest decreased from 53.30% to 50.12%. The consideration with respect to the sale of the aforementioned shares amounted to approximately NIS 169.5 (equivalent to Ps. 847 as of the date of the transaction). This transaction generated a gain of Ps. 203 in the Separate Financial Statements.

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IRSA Inversiones y Representaciones Sociedad Anónima

5.
Financial risk management and fair value estimates

The Unaudited Condensed Interim Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the Annual Separate Financial Statements as of June 30, 2017.

There has been no change in the risk management or risk management policies applied by the Company since the end of the annual fiscal year.

Since June 30, 2017 there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost). See notes to the Unaudited Condensed Interim Consolidated Financial Statements. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Company’s financial instruments.

6.
Information about the main subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures. Its main subsidiaries include IRSA CP and Tyrus. The main associates include BHSA and New Lipstick. Its main joint ventures include Cyrsa, Puerto Retiro.

Detailed below are the evolutions of investments in subsidiaries, associates and joint ventures of the Company, for the nine-month period ended March 31, 2018 and for the year ended June 30, 2017:

Subsidiaries, Associates and Joint ventures

	03.31.18	06.30.17
Beginning of period / year	29.447	23.342
Share of profit	9.328	4.485
Others comprehensive income	1.416	1.135
Capital contributions (Note 21)	1.326	1.121
Sale of subsidiaries, associates and joint ventures	(1.965)	-
Cash dividends (Note 21)	(587)	(755)
Other reserves	(1)	-
Increase in equity interest in associates	-	119
End of the period / year (i)	38.964	29.447

(i)
As of March 31, 2018 and June 30, 2017 includes Ps. 1 and Ps. 3, respectively, corresponding to equity interest in HASA, included in Provisions (Note 16).

Name of the entity	% ownership interest		Company´s interest in equity		Company’s interest in comprehensive income
	03.31.18	06.30.17	03.31.18	06.30.17	03.31.18	03.31.17 (recast)

Subsidiaries
IRSA CP	86.22%	94.41%	28,616	20,807	10,359	2,241
Tyrus	100.00%	100.00%	7,049	6,053	(284)	2,278
Ritelco S.A.	100.00%	100.00%	676	494	182	28
EFANUR	100.00%	100.00%	631	522	109	169
ECLSA	96.74%	96.74%	490	390	101	12
Inversora Bolívar S.A.	95.13%	95.13%	428	341	87	6
Palermo Invest S.A.	97.00%	97.00%	356	263	93	7
Llao Llao Resort S.A. (3)	50.00%	50.00%	20	13	6	8
NFSA (3)	76.34%	76.34%	16	23	(8)	3
HASA (3)	80.00%	80.00%	(1)	(3)	2	-
Associates
BHSA (1) (2)	5.05%	5.05%	369	278	91	8
Manibil	49.00%	49.00%	150	95	12	5
BACS (2)	33.36%	33.36%	145	158	(13)	14
Joint ventures
Cyrsa	50.00%	50.00%	13	13	1	2
UTE IRSA - Galerías Pacífico S.A.	50.00%	50.00%	6	-	6	-
Total subsidiaries, associates and joint ventures			38,964	29,447	10,744	4,781

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IRSA Inversiones y Representaciones Sociedad Anónima

Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Latest financial statements issued
				Share capital (nominal value)	Profit / (loss) for the period	Shareholders’ equity
Subsidiaries
IRSA CP	Argentina	Real estate	108,652,579	126	11,841	33,306
Tyrus	Uruguay	Investment	16,025,861,475	7,328	(1,596)	7,048
Ritelco S.A.	Uruguay	Investment	94,369,151	94	169	676
EFANUR	Uruguay	Investment	130,386,770	131	15	631
ECLSA	Argentina	Investment	77,316,130	80	103	505
Inversora Bolívar S.A.	Argentina	Investment	83,571,237	88	91	443
Palermo Invest S.A.	Argentina	Investment	155,953,673	161	96	397
Llao Llao Resort S.A. (3)	Argentina	Hotel	73,580,206	147	13	40
NFSA (3)	Argentina	Hotel	38,068,999	50	(9)	38
HASA (3)	Argentina	Hotel	18,791,800	23	2	(2)
Associates
BHSA (1) (2)	Argentina	Financial	73,939,822	1,500	1,019	8,433
Manibil	Argentina	Real estate	130,122,874	266	24	307
BACS (2)	Argentina	Financial	29,297,626	88	(25)	433
Joint ventures
Cyrsa	Argentina	Real estate	8,748,269	17	1	27
UTE IRSA - Galerías Pacífico S.A.	Argentina	Real estate	500,000	1	11	12

(1)
Considered significant. See Notes 7 to 9 to the Annual Consolidated Financial Statements.
(2)
Information as of March 31, 2018 according to BCRA's standards. For the purpose of the valuations of the investments in the Company, figures as of March 31, 2018 have been considered with the necessary IFRS adjustments. Share market price of Banco Hipotecario S.A as of March 31, 2018 amounts to Ps. 17.65. See Note 9 to the Consolidated Financial Statements as of June 30, 2017.
(3)
The Company has secured loans of Hoteles Argentinos S.A., Llao Llao Resorts S.A. and Nuevas Fronteras S.A. with BHSA for Ps.5.5, Ps. 1.0 and Ps. 5.1, respectively.

7.
Investment properties

Changes in the Company’s investments properties for the nine-month period ended March 31, 2018 and for the year ended June 30, 2017 were as follows:

	Period ended March 31, 2018				Year ended June 30, 2017
	Office buildings and other rental portfolio	Undeveloped parcels of land	Properties under development	Total	Total
Fair value hierarchy	2	2	2
Fair value at the beginning of the period / year	891	3,218	348	4,457	3,540
Additions	-	-	65	65	15
Capitalized finance costs	-	-	4	4	-
Disposals	(57)	-	-	(57)	(37)
Net gain from fair value adjustment	189	681	93	963	939
Fair value at the end of the period / year	1,023	3,899	510	5,432	4,457

The following amounts have been recognized in the Statements of Comprehensive Income:

	03.31.18	03.31.17 (recast)
Rental income and averaging of scheduled rental escalation (Note 17)	28	22
Property management fees (Note 17)	4	2
Costs of rental and services income (Note18)	(16)	(8)
Cost of sales and developments (Note18)	(10)	(7)
Net unrealized gain from fair value adjustment of investment properties	914	43
Net realized gain from fair value adjustment of investment properties	49	33

Valuation techniques are described in Note 10 to the Consolidated Financial Statements as of June 30, 2017. There were no changes to the valuation techniques.

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IRSA Inversiones y Representaciones Sociedad Anónima

8.
Property, plant and equipment

Changes in the Company’s property, plant and equipment for the nine-month period ended March 31, 2018 and for the year ended June 30, 2017 were as follows:

	Period ended March 31, 2018				Year ended June 30, 2017
	Buildings and facilities	Furniture and fixtures	Machinery and equipment	Total	Total
Costs	16	3	16	35	31
Accumulated depreciation	(12)	(3)	(14)	(29)	(28)
Net book amount at the beginning of the year	4	-	2	6	3
Additions	1	-	1	2	4
Depreciation (Note 18)	(1)	-	(1)	(2)	(1)
Balances at the end of the period / year	4	-	2	6	6
Costs	17	3	17	37	35
Accumulated depreciation	(13)	(3)	(15)	(31)	(29)
Net book amount at the end of the period / year	4	-	2	6	6

9.
Trading properties

Changes in the Company’s trading properties for the nine-month period ended March 31, 2018 and for the year ended June 30, 2017 were as follows:

	Period ended March 31, 2018			Year ended June 30, 2017
	Completed properties	Properties under development	Total	Total
Beginning of the period / year	5	322	327	304
Additions	-	90	90	23
Capitalized finance costs	-	6	6	-
Disposals	-	(1)	(1)	-
End of the period / year	5	417	422	327
Non-current			419	319
Current			3	8
Total			422	327

The following amounts have been recognized in the Statements of Comprehensive Income:

	03.31.18	03.31.17 (recast)
Sales revenue (Note 17)	9	-
Cost of sales and developments (Note 18)	(3)	(2)

10.
Intangible assets

Changes in Company’s intangible assets for the nine-month period ended March 31, 2018 and for the year ended June 30, 2017 were as follows:

	Period ended March 31, 2018			Year ended June 30, 2017
	Computer software	Future units to be received from barters	Total	Total
Costs	4	19	23	54
Accumulated amortization	(2)	-	(2)	(2)
Net book amount at the beginning of the period / year	2	19	21	52
Additions	1	-	1	21
Disposals	-	-	-	(52)
Balances at the end of the period / year	3	19	22	21
Costs	5	19	24	23
Accumulated amortization	(2)	-	(2)	(2)
Net book amount at the end of the period / year	3	19	22	21

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IRSA Inversiones y Representaciones Sociedad Anónima

11.
Financial instruments by category

The note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the Interim Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 14 to the Consolidated Financial Statements as of June 30, 2017.

Financial assets and financial liabilities as of March 31, 2018 and June 30, 2017 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1
March 31, 2018
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 12)	285	-	285	649	934
Restricted assets (ii)	2	-	2	-	2
Investments in financial assets:
- Mutual funds	-	2	2	-	2
Cash and cash equivalents:
- Cash at bank and on hand	37	-	37	-	37
Total	324	2	326	649	975

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per Statement of Financial Position		Level 1
Trade and other payables (Note 13)	98	-	98	955	1,053
Derivative financial instruments:
- Foreign-currency future contracts	-	19	19	-	19
Borrowings (Note 14)	7,033	-	7,033	-	7,033
Total	7,131	19	7,150	955	8,105

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1
June 30, 2017
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 12)	290	-	290	492	782
Restricted assets (ii)	4	-	4	-	4
Investments in financial assets:
- Bonds	-	27	27	-	27
- Mutual funds	-	11	11	-	11
Derivative financial instruments:
- Foreign-currency future contracts	-	8	8	-	8
Cash and cash equivalents:
- Bonds	-	67	67	-	67
- Mutual funds	-	56	56	-	56
- Cash at bank and on hand	25	-	25	-	25
Total	319	169	488	492	980

	Financial liabilities at amortized cost (i)	Non-financial liabilities	Total
Liabilities as per Statement of Financial Position
Trade and other payables (Note 13)	101	806	907
Borrowings (Note 14)	5,698	-	5,698
Total	5,799	806	6,605

(i)
The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 14).
(ii)
Corresponds to the capitalization plan.

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IRSA Inversiones y Representaciones Sociedad Anónima

During the period ended on March 31, 2018, there were no transfers between levels of the fair value hierarchy.

As of March 31, 2018, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

12.
Trade and other receivables

Company’s trade and other receivables, as of March 31, 2018 and June 30, 2017 is as follows:

	03.31.18	06.30.17
Leases and services receivables	61	43
Receivables from the sale of properties	36	51
Less: Allowance for doubtful accounts	(6)	(3)
Total trade receivables	91	91
Advance payments	421	354
Borrowings granted	177	179
VAT receivables	115	65
Prepaid expenses	45	38
Receivable from TGLT agreement (i)	31	25
Long-term incentive program	15	17
Advances granted	12	-
Tax credits	6	7
Capital contributions pending integration	2	-
Others	13	3
Total other receivables	837	688
Total trade and other receivables	928	779
Non-current	244	211
Current	684	568
Total	928	779

(i) See Note 11 to the Unaudited Condensed Interim Consolidated Financial Statements.

Movements on the Company’s allowance for doubtful accounts are as follows:

	03.31.18	06.30.17
Beginning of period /year	3	4
Additions (Note 18)	4	1
Utilization	(1)	(2)
End of the period / year	6	3

The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statements of Income (Note 18). Amounts charged to the allowance for doubtful accounts are generally written off, when there is no expectation of recovery.

13.
Trade and other payables

Company’s trade and other payables as of March 31, 2018 and June 30, 2017 were as follows:

	03.31.18	06.30.17
Customers advances	929	786
Trade payables	84	72
Invoices to be received	9	20
Total trade payables	1,022	878
Long-term incentive plan	14	10
Director´s fees	11	7
Tax payables	2	4
Tax amnesty plan for payable taxes	2	2
Tax on shareholders’ personal assets	-	2
Others	2	4
Total other payables	31	29
Total trade and other payables	1,053	907
Non-current	929	784
Current	124	123
Total	1,053	907

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IRSA Inversiones y Representaciones Sociedad Anónima

14.
Borrowings

Company’s borrowings as of March 31, 2018 and June 30, 2017 are as follows:

	03.31.18	06.30.17
Non-convertible notes	5,544	4,667
Bank borrowings	1,064	951
Bank overdrafts	261	-
Related parties (Note 21)	164	80
Total borrowings	7,033	5,698
Non-current	6,221	5,340
Current	812	358
Total	7,033	5,698

15.
Current and deferred income tax

The provision for the Company’s income tax are as follows:

	03.31.18	03.31.17 (recast)
Current income tax	-	55
Deferred income tax	(187)	(207)
Income tax gain	(187)	(152)

Below is a reconciliation between income tax recognized and the amount which would arise from applying the prevailing tax rate on profit before income tax for the nine-month periods ended March 31, 2018 and 2017:

	03.31.18	03.31.17 (recast)
Net income at tax rate	3.171	1.278
Permanent differences:
Share of profit of subsidiaries, associates and joint ventures	(2.827)	(1.433)
Gain on sales of interest in subsidiary	45	-
Donations and non-deductible expenses	4	3
Others	9	-
Income tax rate change	(589)	-
Income tax – Gain	(187)	(152)

 The gross movement on the deferred income tax account is as follows:

	03.31.18	06.30.17
Beginning of the period / year	(2,247)	(1,516)
Income tax expense	187	(731)
End of the period / year	(2,060)	(2,247)

Argentine Tax Reform

On December 27, 2017, the Argentine Congress approved the Tax Reform, through Law No. 27,430, which was enacted on December 29, 2017, and has introduced many changes to the income tax treatment applicable to finance income. The key components of the Tax Reform are as follows:

Dividends: Tax on dividends distributed by Argentine companies would be as follows: (i) dividends originated from profits obtained before fiscal year of the Company ending June 30, 2018 will not be subject to withholding tax; (ii) dividends derived from profits generated during fiscal years of the Company ending June 30, 2019 and 2020 paid to Argentine Individuals and/or foreign residents, will be subject to a 7% withholding tax; and (iii) dividends originated from profits obtained during fiscal year ending June 30, 2021 onward will be subject to withholding tax at a rate of 13%.

Income tax: Corporate income tax would be gradually reduced to 30% for fiscal years commencing after January 1, 2018 through December 31, 2019, and to 25% for fiscal years beginning after January 1, 2020, inclusive.

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IRSA Inversiones y Representaciones Sociedad Anónima

Presumptions of dividends: Certain facts will be presumed to constitute dividend payments, such as: i) withdrawals from shareholders, ii) shareholders private use of property of the company, iii) transactions with shareholders at values different from market values, iv) personal expenses from shareholders or shareholder remuneration without substance.

Revaluation of assets: The regulation establishes that, at the option of the companies, tax revaluation of assets is permitted for assets located in Argentina and affected to the generation of taxable profits. The special tax on the amount of the revaluation depends on the asset, being (i) 8% for real estate not classified as inventories, (ii) 15% for real estate classified as inventories, (iii) 5% for shares, quotas and equity interests owned by individuals and (iv) 10% for the rest of the assets. As of the date of these Financial Statements, the Group has not exercised the option. The gain generated by the revaluation is exempted according to article 291 of Law 27,430 and, the additional tax generated by the revaluation is not deductible.

In addition, the Argentine tax reform contemplates other amendments regarding the following matters: social security contributions, Tax Administrative Procedures Law, Criminal Tax Law, tax on liquid fuels, and excise taxes, among others. As of the date of presentation of these Financial Statements, many aspects are pending regulation by the National Executive Power.

16.
Provisions

The table below shows changes in Company's provisions:

	Period ended March 31, 2018			Year ended June 30, 2017
	Labor, legal and other claims	Investments in associates and joint ventures (i)	Total	Total
Beginning of period / year	33	3	36	35
Additions (Note 19)	5	1	6	11
Decrease (Note 19)	(3)	(3)	(6)	(8)
Utilization	(3)	-	(3)	(2)
End of period / year	32	1	33	36
Non current			32	32
Current			1	4
Total			33	36

(i)
 Corresponds to the investment in HASA with negative equity.

17.
Revenues

	03.31.18	03.31.17 (recast)
Rental income and averaging of scheduled rental escalation	28	22
Sales of trading properties	9	-
Property management fees	4	2
Sales, rental and services income	41	24
Expenses	10	3
Total revenues	51	27

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 IRSA Inversiones y Representaciones Sociedad Anónima

18.
Expenses by nature

The Company discloses expenses in the Unaudited Condensed Interim Statements of Income and Other Comprehensive Income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.
The following table provides additional disclosure regarding expenses by nature and their relationship to the function within the Company.

For the period ended March 31, 2018 and 2017:

	Costs (1)	General and administrative expenses	Selling expenses	03.31.18	03.31.17 (recast)
Salaries, social security costs and other personnel expenses	8	74	8	90	67
Fees and payments for services	1	31	1	33	29
Director´s fees (Note 21)	-	29	-	29	24
Traveling, transportation and stationery	-	12	-	12	8
Taxes, rates and contributions	6	-	4	10	5
Maintenance, security, cleaning, repairs and others	7	2	-	9	9
Leases and service charges	2	6	-	8	5
Public services and others	3	5	-	8	6
Advertising and other selling expenses	-	-	4	4	9
Allowance for doubtful accounts (charge and recovery, net) (Note 12)	-	-	4	4	-
Amortization and depreciation	1	1	-	2	1
Bank charges	-	2	-	2	1
Cost of sales of trading properties (Note 9)	1	-	-	1	-
Total expenses by nature as of 03.31.18	29	162	21	212	-
Total expenses by nature as of 03.31.17 (recast)	17	129	18	-	164

(1)
For the nine-month period ended March 31, 2018, includes Ps. 16 of rental and service costs; Ps. 13 of costs for sales and developments of which Ps. 10 corresponds to investment properties and Ps. 3 to trading properties. For the nine-month period ended March 31, 2017, includes Ps. 8 corresponds to rental and service costs; Ps. 9 to costs for sales and developments of which Ps. 7 corresponds to investment properties and Ps. 2 to trading properties.

19.
Other operating results, net

	03.31.18	03.31.17 (recast)
Gain from disposal of associates, subsidiaries and joint ventures	497	-
Tax on shareholders’ personal assets	2	(1)
Donations	(16)	(5)
Lawsuits and other contingencies (i)	(2)	(6)
Expenses from sales of investment properties	(1)	(1)
Loss from TGLT agreement (ii)	-	(27)
Others	3	2
Total other operating results, net	483	(38)

(i)
Includes legal costs and expenses.
(ii)
See Note 13 to Consolidated Financial Statements June 30, 2017.

20.
Financial results, net

	03.31.18	03.31.17 (recast)
- Foreign exchange gain	29	12
- Interest income	10	25
Total finance income	39	37
- Foreign exchange loss	(1,092)	(82)
- Interest expenses	(478)	(386)
- Other finance costs	(9)	(24)
- Costs from repayment of borrowings	-	2
Total finance costs	(1,579)	(490)
- Fair value gain of financial assets	16	21
- Gain from derivative financial instruments, net	(28)	2
Total other financial results	(12)	23
Total financial results, net	(1,552)	(430)

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IRSA Inversiones y Representaciones Sociedad Anónima

21.
 Related party transactions

The following is a summary of the balances with related parties as of March 31, 2018 and June 30, 2017:

Item	03.31.18	06.30.17
Trade and other payables	(722)	(623)
Borrowings	(164)	(80)
Trade and other receivables	222	206
Total	(664)	(497)

Related parties	03.31.18	06.30.17	Description of operation
Cresud	4	4	Leases and/or rights of use receivables
	(19)	(8)	Corporate services payable
	(7)	(12)	Reimbursement of expenses payable
Total parent company	(22)	(16)
IRSA CP	(632)	(542)	Sale of properties
	(29)	(23)	Corporate services payable
	(13)	(10)	Long-term incentive plan payable
	(4)	(16)	Reimbursement of expenses payable
	-	1	Other receivables
	-	(1)	Lease collections
ECLSA	1	-	Dividends receivable
	(72)	-	Borrowings granted
Palermo Invest S.A.	5	5	Borrowings granted
	3	3	Dividends receivable
	1	1	Other receivables
Inversora Bolívar S.A	(6)	(6)	Loans received
Tyrus	101	71	Borrowings granted
NFSA	12	7	Management fees
	(38)	(34)	Loans received
Efanur S.A.	(12)	(10)	Loans received
Fibesa S.A.	12	14	Long-term incentive plan receivable
PAMSA	1	1	Long-term incentive plan receivable
	(29)	(24)	Non-Convertible Notes
Real Estate Strategies LLC	7	5	Borrowings granted
	1	-	Reimbursement of expenses receivable
Manibil	50	84	Borrowings granted
Cyrsa	(6)	(6)	Loans received
Others subsidiaries, associates and joint ventures	11	(3)	Hotel services payable
	6	5	Reimbursement of expenses receivable
	1	2	Long-term incentive plan receivable
	(4)	3	Hotel services receivable
	(1)	(1)	Reimbursement of expenses payable
Total subsidiaries, associates and joint ventures	(634)	(474)
Directors	(11)	(7)	Fees
Total Directors	(11)	(7)
Others (1)	3	-	Reimbursement of expenses receivable
Total others	3	-
Total at the end of the period/year	(664)	(497)

(1)
It includes Llao Llao Resorts S.A., Irsa Internacional LLC, New Lipstick, ERSA, NPSF, HASA and BHSA.

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IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the nine-month periods ended March 31, 2018 and 2017:

Related parties	03.31.18	03.31.17 (recast)	Description of operation

Cresud	2	1	Leases and/or rights of use
	(48)	(34)	Corporate services
Total parent company	(46)	(33)
IRSA CP	(25)	(17)	Corporate services
	-	(2)	Leases and/or rights of use
	-	(1)	Financial operations
BACS	-	20	Financial operations
Tyrus	25	-	Financial operations
Manibil	15	4	Financial operations
Others subsidiaries, associates and joint ventures	2	2	Fees
	(13)	(7)	Financial operations
Total subsidiaries, associates and joint ventures	4	(1)
Directors	(29)	(24)	Fees
Senior Managment	(4)	(2)	Fees
Total Directors and Senior Managment	(33)	(26)
Fundación IRSA	(11)	(5)	Donations
Estudio Zang, Bergel & Viñez	(3)	(3)	Fees
Others	1	-	Leases and/or rights of use
Total others	(13)	(8)
Total at the end of the period	(88)	(68)

(1)
It includes Ritelco S.A., Inversora Bolivar S.A., NFSA and CYRSA.

The following is a summary of the transactions with related parties for the nine-month periods ended March 31, 2018 and 2017:

Related parties	03.31.18	03.31.17 (recast)	Description of operation

IRSA CP	586	434	Dividends collected
ECLSA	1	-	Dividends collected
Cyrsa	-	8	Dividends collected
Cresud	(882)	-	Dividends granted
Helmir	(5)	-	Dividends granted
Others (1)	-	1	Dividends collected
Total Distributions	(300)	443
Tyrus	(1,282)	(941)	Irrevocable contributions granted
Manibil	(44)	(38)	Irrevocable contributions granted
Others (2)	-	(12)	Irrevocable contributions granted
Total Contributions to Subsidiaries	(1,326)	(991)

(1) It includes Palermo Invest S.A., Inversora Bolivar S.A.and ECLASA.
(2)
It includes Llao Llao Resort S.A., HASA, Palermo Invest S.A. and Inversora Bolívar S.A.

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IRSA Inversiones y Representaciones Sociedad Anónima

22. Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (1)	Amount (2)	Foreign exchange rate (3)	Total as of 03.31.18	Amount (2)	Foreign exchange rate (3)	Total as of 06.30.17

Assets
Trade and other receivables
US Dollar	10.25	20.049	206	6.94	16.530	115
Receivables with related parties
US Dollar	8.92	20.149	180	10.57	16.630	176
Total Trade and other receivables			386			291
Investments in financial assets
US Dollar	0.11	20.049	2	1.75	16.530	29
Total Investments in financial assets			2			29
Cash and cash equivalents
US Dollar	1.73	20.049	35	1.04	16.530	17
Euros	0.07	24.666	2	0.07	18.840	1
Total Cash and cash equivalents			37			18
Total Assets			425			338

Liabilities
Trade and other payables
US Dollar	6.29	20.149	127	4.54	16.630	76
Payables with related parties
US Dollar	3.40	20.149	69	2.28	16.630	38
Total Trade and other payables			196			114
Borrowings
US Dollar	307.38	20.149	6,193	308.69	16.630	5,134
Borrowings with related parties
US Dollar	2.06	20.149	41	2.05	16.630	33
Total Borrowings			6,234			5,167
Total Liabilities			6,430			5,281

(1)
Considering foreign currencies those that differ from Group’s functional currency at each period / year.
(2)
Expressed in millions of foreign currency.
(3)
Exchange rate as of March 31, 2018 and June 30, 2017 according to Banco Nación Argentina records.

23.
CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 Investment properties and Note 8 Property, plant and equipment
Exhibit B - Intangible assets	Note 10 Intangible assets
Exhibit C - Equity investments	Note 6 Information about the main subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 11 Financial instruments by category
Exhibit E - Provisions	Note 12 Trade and other receivables and Note 16 Provisions
Exhibit F - Cost of sales and services provided	Note 9 Trading properties and Note 18 Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 22 Foreign currency assets and liabilities

20

IRSA Inversiones y Representaciones Sociedad Anónima

24.
CNV General Resolution N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Resolution N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Storage of documentation responsible	Location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gómez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of Section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse. Such company is a supplier of the Company and Company’s documentation was being kept in the mentioned warehouse. Based on the internal review carried out by the Company, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

25.
Subsequent events

On April 9, 2018, Banco Hipotecario approved the distribution of a cash dividend for an amount of Ps. 200, which was made available on April 23, 2018. IRSA received Ps. 7 and US$ 0.1

April 26, 2018 a mutual rescission was signed in connection with the obligations arising from the barter transaction dated June 29, 2011, and its amendments; in which it was agreed that IRSA will pay TGLT the total amount of US$ 3.3, as compensation for the improvements made to the property.

As of the issuance date of these Financial Statements, the Argentine peso has suffered a devaluation against the US dollar and other currencies close to 11%, which has an impact on the figures presented in these Financial Statements, mainly originated by exposure to the exchange rate of our revenues and costs of the "offices and other properties" segment, and our assets and liabilities, denominated in foreign currency.

See subsequent events in Note 29 to Unaudited Condensed Interim Consolidated Financial Statements.

21

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of March 31, 2018
Stated in millions
Free translation from the original prepared in Spanish for publication in Argentina

1.
Specific and significant systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.3.

3.
Receivables and liabilities by maturity date.

Items		Past due	Without term	Without term	To be due
		03.31.18	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total

Accounts receivables	Trade and other receivables	89	357	71	164	60	11	3	166	-	-	7	928
	Total	89	357	71	164	60	11	3	166	-	-	7	928
Liabilities	Trade and other payables	26	-	-	70	-	28	-	1	927	-	1	1,053
	Borrowings	-	-	-	431	257	59	65	4,327	1,672	222	-	7,033
	Salaries and social security liabilities	-	1	-	1	-	-	-	-	-	-	-	2
	Provisions	-	1	32	-	-	-	-	-	-	-	-	33
	Total	26	2	32	502	257	87	65	4,328	2,599	222	1	8,121

22

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of March 31, 2018
Stated in millions
Free translation from the original prepared in Spanish for publication in Argentina

4.a.
Breakdown of accounts receivable and liabilities by maturity and currency.

Items		Current			Non-current			Totals
		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total

Accounts receivables	Trade and other receivables	318	366	684	224	20	244	542	386	928
	Total	318	366	684	224	20	244	542	386	928
Liabilities	Trade and other payables	110	14	124	747	182	929	857	196	1,053
	Borrowings	436	376	812	363	5,858	6,221	799	6,234	7,033
	Salaries and social security liabilities	2	-	2	-	-	-	2	-	2
	Provisions	1	-	1	32	-	32	33	-	33
	Total	549	390	939	1,142	6,040	7,182	1,691	6,430	8,121

4.b.      Breakdown of accounts receivable and liabilities by adjustment clause.

On March 31, 2018 there are no receivables and liabilities subject to adjustment clause.

4.c.      Breakdown of accounts receivable and liabilities by interest clause

Items		Current				Non-current				Accruing interest		Non-Accruinginterest	Total
		Accruing interest		Non-accruing interest (*)	Total	Accruing interest		Non-accruing interest (*)	Total
		Fixed rate	Floating rate			Fixed rate	Floating rate			Fixed rate	Floating rate
Accounts receivables	Trade and other receivables	25	162	497	684	18	-	226	244	43	162	723	928
	Total	25	162	497	684	18	-	226	244	43	162	723	928
Liabilities	Trade and other payables	-	-	124	124	2	-	927	929	2	-	1,051	1,053
	Borrowings	446	282	84	812	5,832	385	4	6,221	6,278	667	88	7,033
	Salaries and social security liabilities	-	-	2	2	-	-	-	-	-	-	2	2
	Provisions	-	-	1	1	-	-	32	32	-	-	33	33
	Total	446	282	211	939	5,834	385	963	7,182	6,280	667	1,174	8,121
(*) Includes as of 03.31.2018 the balance of the interest payable corresponding to the loans.

23

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of March 31, 2018
Stated in millions
Free translation from the original prepared in Spanish for publication in Argentina

5.
Related parties.

a.
Interest in related parties:
Name of the entity	% of ownership interest held by the Group
Direct Controlling interest of IRSA:
IRSA CP	86.22%
Ecommerce Latina S.A.	96.74%
Efanur S.A.	100.00%
Hoteles Argentinos S.A.	80.00%
Inversora Bolívar S.A.	95.13%
Llao Llao Resorts S.A.	50.00%
Nuevas Fronteras S.A.	76.34%
Palermo Invest S.A.	97.00%
Ritelco S.A.	100.00%
Tyrus S.A.	100.00%

b.
Related parties debit/credit balances. See Note 21 to the Unaudited Condensed Interim Separate Financial Statements.

6.
Loans to Directors.

See Note 21 to the Unaudited Condensed Interim Separate Financial Statements.

7.
Physical inventory.

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.
Current values.

See Notes 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements.

9.
Appraisal revaluation of property, plant and equipment..

None.

10.
Obsolete unused property, plant and equipment.

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.
Recovery values.

See Notes 6, 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements.

24

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of March 31, 2018
Stated in millions
Free translation from the original prepared in Spanish for publication in Argentina
13.
Insurances.

Insured Assets.

Real Estate	Insured amounts (1)	Accounting values	Risk covered
Bouchard 551	2	66	All operational risk with additional coverage and minor risks
Libertador 498	3	113	All operational risk with additional coverage and minor risks
Santa María del Plata	0.053	4,329	All operational risk with additional coverage and minor risks
Casona Abril	4	5	All operational risk with additional coverage and minor risks
Terreno Catalinas Norte	2	920	All operational risk with additional coverage and minor risks
Subtotal	11	5,433
Single policy	15,000		Third party liability

(1)
The insured amounts are in US Dollars.

In our opinion, the above-described insurance policies cover current risks adequately.

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.
Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.
Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.
Unpaid accumulated dividends on preferred shares.

None.

18.
Restrictions on distributions of profits.

According to the Argentine law, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

In addition, according to CNV General Resolution N° 609/12, a special reserve was constituted which could not be released to make distributions in cash or in kind. See Note 17 to the Consolidated Financial Statements at June 30, 2017.

IRSA NCN due 2019 and 2020 both contain certain customary covenants and restrictions, including amount others, limitations for the incurrence of additional indebtedness, restricted payments, disposal of assets, and entering into certain transactions with related companies. Restricted payments include restrictions on the payment of dividends.

Autonomous City of Buenos Aires May 9, 2018.

25

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolivar 108 – 1° floor
Autonomous City Buenos Aires
Tax Code No. 30-52532274-9

Introduction

We have reviewed the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter “the Company”) which included the unaudited condensed interim separate statement of financial position as of December 31, 2017, and the unaudited condensed interim separate statements of income and other comprehensive income for the six-month period and three-month period ended December 31, 2017, the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the six-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2017 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and, for this reason, is responsible for the preparation and presentation of the unaudited condensed interim separate financial statements above mentioned in the first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statement of income and other comprehensive income and the separate statement of cash flows of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements above mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Inversiones y Representaciones Sociedad Anónima that:

a)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

c)
we have read the additional information to the notes to the unaudited condensed interim separate statements required by section 12 of Chapter III Title IV of the text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

d)
at December 31, 2017, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records amounted to Ps. 105,647.22, which was not claimable at that date.

Autonomous City of Buenos Aires, February 8, 2018.

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Mariano C. Tomatis Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 241 Fº 118	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 Marcelo Héctor Fuxman Public Accountant (UBA) C.P.C.E.C.A.B.A. T° 134 F° 85

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2018

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Consolidated Results

In Ps. Million	IIIQ 18	IIIQ 17	YoY Var	9M 18	9M 17	YoY Var
Revenues	22,656	18,370	23.3%	65,696	55,201	19.0%
Net gain from fair value adjustment of investment properties	1,294	-428	-402.3%	12,796	3,042	320.6%
Profit from operations	2,734	632	332.6%	18,691	6,814	174.3%
Depreciation and amortization	1,458	1,157	26.0%	4,085	3,531	15.7%
EBITDA	4,192	1,789	134.3%	22,776	10,345	120.2%
Adjusted EBITDA	2,950	2,322	27.0%	10,116	7,513	34.6%
Profit for the period	459	-310	-248.1%	11,290	6,506	73.5%
Attributable to equity holders of the parent	487	-51	-1,054.9%	9,405	3,784	148.5%
Attributable to non-controlling interest	-28	-259	-89.2%	1,885	2,722	-30.7%

Consolidated revenues from sales, leases and services increased by 19.0% during the nine-month period of FY2018 compared to the same period of FY2017, whereas adjusted EBITDA, which excludes the effect of the net gain from fair value adjustment not realized of investment properties, reached Ps. 10,116 million, 34.6% higher than in the same period of 2017.

Profit for the first nine-month period of fiscal year 2018 reached Ps. 11,290 million, mainly explained by a higher net gain from fair value adjustment on investment properties due to the positive impact of tax reform driven by the Government, mainly in the value of shopping malls valued through the discounted cash flow method, and the changes in the exchange rate of our assets denominated in U.S. dollars. This effect was partially offset by a non-monetary effect in the Operations Center in Israel in September 2017, Discount Corporation (“DIC”), subsidiary of IDB Development Corporation (“IDBD”) made a partial debt exchange, recognizing a loss equal to the difference between the repayment of the existing loan and the fair value of the new debt for an approximate amount of NIS 461 million (equivalent to Ps. 2,228 million) recorded under “Financial Results” as financial costs.

Operation Center in Argentina

II. Shopping Malls (through our subsidiary IRSA Propiedades Comerciales S.A.)

During the nine months of fiscal year 2018, our tenants’ sales reached Ps. 31,158.6 million, 24.0% higher than in the same period of 2017. Our portfolio’s leasable area totaled 343,023 square meters during the quarter, increasing by approximately 3,000 sqm mainly due to the expansion of Alto Avellaneda mall. The occupancy was 98.6%,

Shopping Malls’ Financial Indicators
(in Ps. million)

	IIIQ 18	IIIQ 17	YoY Var	9M 18	9M 17	YoY Var
Revenues from sales, leases and services	886	722	22.7%	2,696	2,216	21.7%
Net gain from fair value adjustment on investment properties	18	316	-94.3%	-9,023	-1,382	552.9%
Profit from operations	633	272	132.7%	11,043	3,080	258.5%
Depreciation and amortization	8	7	14.3%	21	20	5.0%
EBITDA	641	279	129.7%	11,064	3,100	256.9%
Adjusted EBITDA	659	595	10.8%	2,041	1,718	18.8%

 .
1

IRSA Inversiones y Representaciones SociedadAnónima

Summary as of March 31, 2018

Shopping Malls’ Operating Indicators
(in Ps. million, except as indicated)

	IIIQ 18	IIQ 18	IQ 18	IVQ 17	IIIQ 17
Gross leasable area (sqm)	343,023	340,111	339,080	341,289	340,391
Tenants’ sales (3 month cumulative)	9,358.0	12,031.0	9,777.7	9,306.4	7,331.7
Occupancy	98.6%	99.1%	98.8%	98.6%	98.0%

Revenues from this segment grew 21.6% during this nine-month period, whereas adjusted EBITDA, which excludes the impact of changes in the fair value of investment properties, reached Ps. 2,040.0 million (+19.0% compared to the same period of 2017). The Adjusted EBITDA margin was 75.7%.

Operating data of our Shopping Malls

Shopping Mall	Date of Acquisition	Gross Leasable Area (sqm)(1)	Stores	IRSA Propiedades Comerciales S.A.’s Interest	Occupancy(2)
Alto Palermo	Dec-97	18,637	136	100.0%	100.0%
Abasto Shopping(3)	Nov-99	36,795	171	100.0%	99.0%
Alto Avellaneda	Dec-97	38,363	131	100.0%	99.7%
Alcorta Shopping	Jun-97	15,746	114	100.0%	98.8%
Patio Bullrich	Oct-98	11,396	87	100.0%	97.7%
Buenos Aires Design	Nov-97	13,735	62	53.7%	99.7%
Dot Baires Shopping	May-09	49,407	157	80.0%	99.6%
Soleil	Jul-10	15,214	79	100.0%	100.0%
Distrito Arcos	Dec-14	14,169	69	90.0%	100.0%
Alto Noa Shopping	Mar-95	19,059	90	100.0%	99.8%
Alto Rosario Shopping(4)	Nov-04	32,207	141	100.0%	98.9%
Mendoza Plaza Shopping	Dec-94	42,867	141	100.0%	96.0%
Córdoba Shopping	Dec-06	15,439	105	100.0%	98.4%
La Ribera Shopping(5)	Aug-11	10,530	68	50.0%	94.9%
Alto Comahue	Mar-15	9,459	100	99.1%	94.1%
Patio Olmos(6)	Sep-07
Total		343,023	1,651		98.6%

(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the period.
(3) Excludes Museo de los Niños (3,732 square meters).
(4) Excludes Museo de los Niños (1,261 square meters).
(5) Through our joint venture Nuevo Puerto Santa Fe S.A.
(6) IRSA CP owns the historic building of the Patio Olmos shopping mall in the province of Córdoba, operated by a third party.

  2

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2018

Cumulative tenants’ sales as of March 31
(per Shopping Mall, for the quarter of each fiscal year, in Ps. million)

Shopping mall	IIIQ 18	IIIQ 17	YoY Var	9M 18	9M 17	YoY Var
Alto Palermo	1,056.2	832.5	26.9%	3,632.9	3,040.5	19.5%
Abasto Shopping	1,239.4	981.5	26.3%	4,130.4	3,405.5	21.3%
Alto Avellaneda	1,179.8	927.5	27.2%	3,906.6	3,172.5	23.1%
Alcorta Shopping	569.0	440.5	29.2%	1,986.9	1,636.5	21.4%
Patio Bullrich	319.1	248.0	28.7%	1,102.0	904.5	21.8%
Buenos Aires Design	181.1	127.0	42.6%	523.8	396.5	32.1%
Dot Baires Shopping	1,010.4	798.0	26.6%	3,396.5	2,758.0	23.2%
Soleil	473.6	367.0	29.0%	1,615.2	1,220.0	32.4%
Distrito Arcos	375.2	298.0	25.9%	1,342.4	1,038.0	29.3%
Alto Noa Shopping	486.9	378.0	28.8%	1,454.9	1,175.0	23.8%
Alto Rosario Shopping	859.3	693.0	24.0%	2,867.9	2,319.0	23.7%
Mendoza Plaza Shopping	790.9	619.0	27.8%	2,481.6	1,974.0	25.7%
Córdoba Shopping	295.5	247.0	19.6%	1,031.7	854.0	20.8%
La Ribera Shopping(1)	231.6	176.0	31.6%	751.7	555.0	35.4%
Alto Comahue	290.0	198.0	46.5%	934.1	684.0	36.6%
Total	9,358.0	7,331.0	27.6%	31,158.6	25,133.0	24.0%

(1) Through our joint venture Nuevo Puerto Santa Fe S.A.

Cumulative tenants’ sales as of March 31
(per Type of Business, in Ps. million)

Type of Business	IIIQ 18	IIIQ 17	YoY Var	9M 18	9M 17	YoY Var
Anchor Store	533.0	383.5	39.0%	1,770.4	1,329.0	33.2%
Clothes and Footwear	4,497.9	3,586.5	25.4%	16,156.9	13,333.0	21.2%
Entertainment	335.3	322.5	4.0%	987.0	868.0	13.7%
Home	288.5	227.5	26.8%	878.9	699.0	25.7%
Restaurant	1,178.1	915.0	28.8%	3,519.7	2,687.0	31.0%
Miscellaneous	1,191.1	904.0	31.8%	3,778.3	3,026.0	24.9%
Services	110.9	60.0	84.8%	324.9	168.0	93.4%
Electronic appliances	1,223.2	932.0	31.2%	3,742.5	3,023.0	23.8%
Total	9,358.0	7,331.0	27.6%	31,158.6	25,133.0	24.0%

Revenues from cumulative leases as of March 31
(Breakdown per quarter of each fiscal year, in Ps. million)

	IIIQ 18	IIIQ 17	YoY Var	9M 18	9M 17	YoY Var
Base rent (1)	558.3	408.3	36.8%	1,532.1	1,193.9	28.3%
Percentage rent	127.1	96.1	32.2%	545.6	478.9	13.9%
Total rent	685.4	504.4	35.9%	2,077.7	1,672.8	24.2%
Admission rights	96.6	68.4	41.3%	247.1	194.0	27.4%
Fees	14.6	11.7	24.4%	42.9	34.3	24.8%
Parking	53.1	45.8	15.8%	172.2	140.9	22.2%
Commissions	13.4	37.0	-63.8%	82.7	82.0	0.8%
Revenues from non-traditional advertising	20.7	12.5	65.5%	65.0	44.8	45.1%
Others	2.4	41.5	-94.2%	8.2	47.7	-82.8%
Revenues from sales, leases and services	886.2	721.2	22.9%	2,695.7	2,216.5	21.6%
(1)
Includes Revenues from stands for Ps. 185 million

3

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2018

III. Offices

The A+ office market in the City of Buenos Aires remains robust. The price of Premium commercial spaces stood at USD 5,000 per square meter while rental prices increased slightly as compared to the previous year, averaging USD 32 per square meter for the A+ segment, and vacancy remains stable at 4.09% as of March 2018.

As concerns the A+ office market in the Northern Area, we have noted a significant improvement in the price of units during the last 10 years, and we believe in its potential during the next years. Rental prices have remained at USD 27 per square meter.

Sale and Rental Prices of A+ Offices – City of Buenos Aires

Source: LJ Ramos

Sale and Rental Prices of A+ Offices – Northern Area

Source: LJ Ramos

4

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2018

During the nine-month period of fiscal year 2018, revenues from the offices segment increased 19.8% as compared to the same period of 2017, whereas Adjusted EBITDA from this segment reached Ps. 260 million, 25.0% higher than in the previous. Rental prices in USD per sqm remains at USD 26.9 per sqm.

The EBITDA margin from the offices segment reached 67%.

	IIIQ 18	IIIQ 17	YoY Var	9M 18	9M 17	YoY Var
Revenues	136	106	28.3%	387	323	19.8%
Net gain from fair value adjustment of investment properties	-652	815	-	-1,537	-690	122.8%
Profit from operations	728	-746	-	1,791	892	100.8%
Depreciation and Amortization	3	-	-	6	6	-
EBITDA	731	-746	-	1,797	898	100.1%
Adjusted EBITDA	79	69	14.5%	260	208	25.0%

	IIIQ 18	IIQ 18	IQ 18	IVQ 17	IIIQ 17
Gross leasable area	84,982	85,378	85,378	85,784	86,682
Occupancy	91.1%	93.2%	96.2%	96.2%	97.9%
Rent (PS./sqm)	541	505	464	436	409
Rent (USD/sqm)	26.9	26.9	26.8	26.2	26.2

Below is information on our offices and other rental properties’ segment as of March 31, 2018.

	Date of Acquisition	Leasable Area sqm (1)	Occupancy Rate (2)	IRSA’s Effective Interest
Offices
Edificio República(3)	04/28/08	19,885	94%	100%
Torre Bankboston(3)	08/27/07	14,873	86%	100%
Intercontinental Plaza(3)	11/18/97	3,876	100%	100%
Bouchard 710 (3)	06/01/05	15,014	100%	100%
Libertador 498	12/20/95	620	100%	100%
Suipacha 652/64(3)	11/22/91	11,465	86%	100%
Dot Building (3)	11/28/06	11,242	100%	80%
Philips(3)	06/05/17	8,007	68%	100%
Subtotal Offices		84,982	91%
Other Properties
Santa María del Plata S.A.	10/17/97	116,100	91%	100%
Ex – Nobleza Piccardo (4)	05/31/11	109,610	89%	50%
Other Properties (5)		23,240	65%
Subtotal Other Properties		248,950	88%
TOTAL OFFICES AND OTHERS		333,932	89%
(1)
Total leasable area for each property as of March 31, 2018. Excludes common areas and parking.
(2)
Calculated dividing occupied sqm by leasable area as of March 31, 2018.
(3)
Through IRSA Propiedades Comerciales S.A.
(4)
Through Quality Invest S.A.
(5)
Includes the following properties: Dot adjacent plot, Intercontinental plot, Anchorena 665, Chanta IV, Ferro, Puerto Retiro, Abril Manor House, Constitución 1111 and Rivadavia 2774.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2018

IV. Sales and Developments

	IIIQ 18	IIIQ 17	YoY Var	9M 18	9M 17	YoY Var
Revenues from sales, leases and services	24	3	100.0%	78	4	1,850.0%
Net gain from fair value adjustment of investment properties	-256	-257	-0.4%	-782	-13	5,915.4%
Profit from operations	497	279	78.1%	1,003	47	2,034.0%
Depreciation and amortization	1	1	-	1	1	-
EBITDA	498	280	77.9%	1,004	48	1,991.7%
Adjusted EBITDA	242	23	952.2%	222	35	534.3%

For the nine-month period of fiscal year 2018, adjusted EBITDA from the Sales and Developments segment was a loss of Ps. 222 million as compared to a Ps. 35 million during the first semester of 2017, due to the sale of apartment units and parking spaces in Astor Beruti, a floor and parking spaces from the building Maipú 1300 and the sale of the Baicom plot.

V. CAPEX 2018

Alto Palermo Expansion
The expansion project of Alto Palermo shopping mall will add a gross leasable area of approximately 4,000 square meters to the shopping mall with the highest sales per square meter in our portfolio and it consists in moving the food court to a third level by using the area of an adjacent building acquired in 2015. Demolition was completed in Fiscal Year 2017, and the expansion works are estimated to start during this Fiscal Year 2018.

First Stage of Polo Dot
The project called “Polo Dot”, located in the commercial complex adjacent to our Dot Baires shopping mall, has experienced significant growth since our first investments in the area. The total project will consist in 3 office buildings (one of them could include a hotel) in land reserves owned by the Company and the expansion of the shopping mall by approximately 15,000 square meters of gross leasable area. At a first stage, we will develop an 11-floor office building with an area of approximately 32,000 square meters on an existing building, in respect of which we have already executed lease agreements for almost all the footage. As of March 31, 2018, degree of progress was 61%. The second stage of the project will include two office/hotel buildings that will add 38,400 square meters of gross leasable area to the complex. We have seen a significant demand for Premium office spaces in this new commercial hotspot, and we are confident that we will be able to open these buildings with attractive rent levels and high occupancy.

6

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2018

Catalinas Building
The building to be constructed will have 35,000 square meters of gross leasable area consisting of 30 office floors and 316 parking spaces, and will be located in the “Catalinas” area in the City of Buenos Aires, one of the most sought-after spots for Premium office development in Argentina. Construction works started during the second quarter of FY2017, and are expected to be opened during FY2020. As of March 31, 2018, work progress was 10.8%.

Other Projects
During fourth quarter FY 18 and the next fiscal year 2019, we will work in construction progress of 2,200 sqm for 6 cinema screens in Alto Comahue mall, a Zara store of 2,400 sqm in Alto Rosario shopping mall and a Sodimac store of 12,800 sqm in Mendoza Plaza Shopping.

VI.
Hotels

For the nine-month period of fiscal year 2018, revenues from the hotel segment grew 30.1%, mainly due to the increase in the average rate per room and a 0.4% rise in the occupancy rate, which reached 71.9% in IIIQ18. The segment’s EBITDA totaled Ps. 46 million during the period under review.

Hotels (in millions of Ps.)	IIIQ 18	IIIQ 17	YoY Var	9M 18	9M 17	YoY Var
Revenues	261	195	33.8%	739	568	30.1%
(Loss) / profit from operations	15	11	36.4%	35	36	-2.8%
Depreciation and amortization	4	1	300.0%	11	8	37.5%
EBITDA	19	12	58.3%	46	44	4.5%

	IIIQ 18	IIQ 18	IQ 18	IVQ 17	IIIQ 17
Average Occupancy	71.9%	71.5%	68.4%	67.3%	69.6%
Average Rate per Room (PS./night)	3,,625	3,420	3,290	2,803	2,873
Average Rate per Room (USD/night)	198	195	190	181	186

The following is information on our hotel segment as of March 31, 2018:

Hotels	Date of Acquisition	IRSA’s Interest	Number of Rooms	Average Occupancy (1)	Average Rate(2)
Intercontinental (3)	11/01/97	76.34%	309	75.7%	2,618
Sheraton Libertador (4)	03/01/98	80.00%	200	77.9%	2,507
Llao Llao (5)	06/01/97	50.00%	205	60.2%	6,944
Total	-		714	71.9%	3,625
1) Cumulative average for the 9-months period.
2) Cumulative average for the 9-months period.
3) Through Nuevas Fronteras S.A. (IRSA’s subsidiary).
4) Through Hoteles Argentinos S.A. (IRSA’s subsidiary).
5) Through Llao Llao Resorts S.A. (IRSA’s subsidiary).

7

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2018

VII.
International

Lipstick Building, New York, United States

The Lipstick Building is a landmark building in the City of New York, located at Third Avenue and 53th Street in Midtown Manhattan, New York. It was designed by architects John Burgee and Philip Johnson (Glass House and Seagram Building, among other renowned works) and it is named after its elliptical shape and red façade. Its gross leasable area is approximately 58,000 sqm and consists of 34 floors.

As of March 31, 2018, the building reached an occupancy rate of 96.9%, thus generating an average rent of USD 77.5 per sqm. Which represents an increase of 10.7% over the same period of last year.

Lipstick	Mar-18	Mar-17	YoY Var
Gross Leasable Area (sqm)	58,092	58,695	-1.0%
Occupancy	96.9%	96.6%	0.25
Rental price (USD/sqm)	77.5	70.0	10.7%

Investment in Condor Hospitality Inc.

We maintain our 28.2% investment in the Condor Hospitality Trust hotel REIT’s voting rights (NASDAQ: CDOR) through our subsidiary Real Estate Strategies L.P. (“RES”), in which we hold a 66.83% interest. Condor is a REIT listed in Nasdaq focused on medium-class and long-stay hotels located in various states of the United States of America, operated by various operators and franchises.

During the semester under review, the Company’s results have shown an improvement in operating levels and it has continued with its strategy of selectively disposing of lower-class hotels at very attractive prices and replacing them with higher-class hotels.

VIII. Others

Interest in Banco Hipotecario S.A. (“BHSA”) through IRSA

BHSA is a leading bank in the mortgage lending industry, in which IRSA held an equity interest of 29.91% as of March 31, 2018 (excluding treasury shares). During the first nine-months of Fiscal Year 2018, the investment in Banco Hipotecario generated income of Ps. 554.0 million, compared to income of Ps. 48 million in the same period of 2017, mainly due to the increase in the present value of the bank’s financial assets. For further information, visit http://www.cnv.gob.ar or http://www.hipotecario.com.ar.

IX. Corporate

Since this quarter, we have decided to expose in a separate corporate segment those expenses related to the holding structure.

Corporate (in millions of Ps.)	IIIT 18	IIIT 17	Var a/a	9M 18	9M 17	Var a/a
Revenues	-	-	-	-	-	-
Operating Income	-40	-36	11.1%	-113	-86	31.4%
D&A	-1	-	-	-	-	-
EBITDA	-41	-36	13.9%	-113	-86	31.4%

8

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2018

Operations Center in Israel

X. Investment in IDB Development Corporation and Discount Corporation Ltd.

As of December 31, 2018, IRSA’s indirect equity interest is 100% of IDB Development Corp. stock capital and 76.56% of Discount Corporation Ltd. (“DIC”) stock capital.

Below is comparative segment information on our Operations Center in Israel for the period from July 1 to March 31 of both fiscal years.

It should be clarified that the Argentine peso suffered a 22% devaluation if the nine-month period of 2017 is compared with the same period of 2018.

Real Estate (Property & Building - PBC) - Ps. MM	IIIQ 18	IIIQ 17	YoY Var	9M 18	9M 17	YoY Var
Revenues	1,290	1,338	-3.6%	3,793	3,830	-1.0%
Net gain from fair value adjustment of investment properties	-198	-3	6,500.0%	-1,288	-957	34.6%
Profit from operations	1,025	587	74.6%	3,725	2,673	39.4%
Depreciation and amortization	-	11	-100.0%	14	23	-39.1%
EBITDA	1,025	598	71.4%	3,739	2,696	38.7%
Adjusted EBITDA	827	595	39.0%	2,451	1,739	40.9%

The Real Estate segment recorded a decrease in its revenues in the nine-months period of fiscal year 2018 compared with the same period of 2017 (taking into account the devaluation) mainly due to less income from apartments sale, offset by an increase in rents of projects completed in 2017 and an increase in the value of rents. Adjusted EBITDA for the nine-months period of 2018 reached Ps. 2,451 million, increasing 40.9% compared to the same period of 2017.

Supermarkets (Shufersal) –Ps. MM	IIIQ 18	IIIQ 17	YoY Var	9M 18	9M 17	YoY Var
Revenues	14,606	11,591	26.0%	42,460	35,030	21.2%
Profit from operations	495	345	43.5%	1,503	1,088	38.1%
Depreciation and amortization	475	338	40.5%	1,276	967	32.0%
EBITDA	970	683	42.0%	2,779	2,055	35.2%

The Supermarket segment recorded an increase of 21.2% in revenues and 35.2% in EBITDA in the nine-months period of Fiscal Year 18 compared to the same period of FY 2017. The higher results in pesos are explained by the devaluation. The increase in gross profit and in the rate thereof in 2018, relative to 2017, was primarily due to the improvement of trade conditions, the contribution of the donation in Shoham, the increased share of the private brand, and the mix of sales.

Telecommunications (Cellcom) – Ps. MM	IIIQ 18	IIIQ 17	YoY Var	9M 18	9M 17	YoY Var
Revenues	4,965	3,972	25.0%	14,030	11,720	19.7%
Profit from operations	-166	-215	-22.8%	33	-203	-
Depreciation and amortization	940	793	18.5%	2,702	2,465	9.6%
EBITDA	774	578	33.9%	2,735	2,262	20.9%

The Telecommunications segment recorded a 19.7% rise in its revenues due to the effect of the devaluation of the Argentine peso. In Israeli currency, revenues fell slightly in III Q18 in comparison to III Q17 as a result of a decline in revenues from the mobile segment due to the drop of prices as a result of growing competition and a decrease in income from intra-national roaming due to the cancellation of the agreement with Golan, offset by an increase in fixed line segment revenues. Operating Income reached Ps. 33 million, due to the positive result of Ps. 145 million generated by the sale of Rimon, a subsidiary of Cellcom.

9

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2018

Others (other subsidiaries) –Ps. MM	IIIQ 18	IIIQ 17	YoY Var	9M 18	9M 17	YoY Var
Revenues	76	108	-29.6%	275	450	-38.9%
Loss from operations	-215	-13	1.553.8%	-185	-97	90.7%
Depreciation and amortization	25	4	525.0%	48	40	20.0%
EBITDA	-190	-9	1.969.0%	-137	-57	140.4%

Corporate (DIC, IDBD y Dolphin) –Ps. MM	IIIQ 18	IIIQ 17	YoY Var	9M 18	9M 17	YoY Var
Revenues	-	-	-	-	-	-
Loss from operations	-99	-165	-39.9%	148	-366	-
Depreciation and amortization	-	-	-	-	-	-
EBITDA	-99	-165	-39.9%	148	-366	-

The Corporate segment shows a positive result for the nine-months period of the Fiscal Year 2018 compared to the same period of 2017, due to the fact that in December 2017 a positive result of Ps. 435 million was recorded as a result of a compensation earned to the directors of a former subsidiary of DIC.

As concerns “Clal”, the Group values its holding in this insurance company as a financial asset at market value. The variation in the share price of CLAL during the nine-months period of 2018 generated a profit of Ps. 622 million, while in the same period of 2017 the profit was Ps. 2,257 million.

XI. Reconciliation with Consolidated Income Statement (Ps. million)

Below is an explanation of the reconciliation of the Company’s income by segment with its consolidated income statement. The difference lies in the presence of joint ventures included in the segment but not in the income statement.

	Total as per Segment information	Adjustment for share of profit/(loss) of Joint Ventures *	Expenses and Collective Promotion Funds	Adjustment to income for elimination of inter-segment transactions	Total as per Statement of Income
Revenues	64,459	-37	1,281	-7	65,696
Costs	-43,477	17	-1,304	-	-44,764
Gross profit	20,982	-20	-23	-7	20,932
Net gain from fair value adjustment of investment properties	13,002	-206	-	-	12,796
General and administrative expenses	-3,480	14	-	9	-3,457
Selling expenses	-12,131	6	-	-	-12,125
Other operating results, net	530	17	-	-2	545
Profit / (loss) from operations	18,903	-189	-23	-	18,691
Share of profit of associates and joint ventures	355	216	-	-	571
Net segment profit before financial results and income tax	19,258	27	-23	-	19,262
*Includes Puerto Retiro, Baicom, CYRSA, Nuevo Puerto Santa Fe and Quality (San Martín plot).

10

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2018

XII. Financial Debt and Other Indebtedness

Operations Center in Argentina

Financial debt as of March 31, 2018:

Description	Currency	Amount (1)	Interest Rate	Maturity
Bank overdrafts	Ps.	22.2	Floating	< 360 days
IRSA 2020 Series II Non-Convertible Notes.	USD	71.4	11.50%	Jul-20
Series VII Non-Convertible Notes	Ps.	19.1	Badlar + 299	Sep-19
Series VIII Non-Convertible Notes	USD	184.5	7.00%	Sep-19
Other debt	USD	50.0	-	Feb-22
IRSA’s Total Debt		347.3
IRSA’s Cash + Cash Equivalents + Investments (2)	USD	1.9
IRSA’s Net Debt	USD	345.4
Bank overdrafts	Ps.	3.9	-	< 360 d
PAMSA loan	USD	35.0	Fixed	Feb-323
IRCP NCN Class IV	USD	140.0	5.0%	Sep-20
IRSA CP NCN Class II	USD	360.0	8.75%	Mar-23
IRSA CP’s Total Debt		538.9
Cash & Cash Equivalents + Investments (3		333.7
Consolidated Net Debt		550.6
(1)
Principal amount in USD (million) at an exchange rate of Ps. 20.149/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2)
“IRSA’s Cash & Cash Equivalents plus Investments” includes IRSA’s Cash & Cash Equivalents + IRSA’s Investments in current and non-current financial assets.
(3)
“IRSA CP’s Cash & Cash Equivalents plus Investments” includes IRSA CP’s Cash and cash equivalents + Investments in Current Financial Assets and our holding in TGLT's convertible Notes.

On February 16, 2018, Panamerican Mall SA, controlled 80% by IRSA Propiedades Comerciales SA and owner of Dot Baires Shopping, the Dot building and neighboring reserves in the Polo Dot commercial complex, took out a loan with a non-related banking entity, for the sum of USD 35.0 million at 5.2365% due 2023. The funds will be used mainly for the completion of the construction work of the Polo Dot 1º stage office building.

Operations Center in Israel

Net financial debt (USD million)

Indebtedness(1)	Amount
IDBD	737
DIC	963
(1)
Net Debt as of December 31, 2017 according to the companies Solo Statutory Financial Statements.

On September 28, 2017 DIC offered the holders of NCN Series F to swap their notes for NCN Series J. NCN Series J terms and conditions differ substantially from those of Series F. Therefore, DIC recorded the payment of NCN Series F and recognized a new financial commitment at fair value for NCN Series J. As a result of the swap, DIC recorded a loss resulting from the difference between the NCN Series F cancellation value and the new debt value in the amount of approximately NIS 461 (equal to approximately Ps. 2,228 as of that date), which was accounted for under “Financial costs”.

On November 28, 2017, IDBD made an early redemption of the Series L NCN for an amount of NIS 424 million (or Ps. 2,120 million as of the transaction date).

11

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2018

XIII. Subsequent Events

Operations Center in Argentina

May 2018: Dividends from Banco Hipotecario

On April 9, 2018, Banco Hipotecario approved the distribution of a cash dividend of Ps. 200 million, which was made available on April 23, 2018. The Company has received the corresponding amount to its 29.9% stake in the bank.

Operations Center in Israel

May 2018: Sale of Clal shares

On May 3, 2018 continuing with the instructions given by the Capital Markets, Insurance and Savings Commission of Israel, IDBD has sold an additional 5% of its stake in Clal through a swap transaction, according to the same principles that applied to swap transactions that were made and reported to the market in the preceding months of May, August 2017 and January 2018. The consideration for the transaction amounted to an approximate amount of NIS 155.5 million (equivalent to approximately Ps. 910 million). After the aforementioned transaction was completed, the IDBD holding in Clal was reduced to 34.8% of its share capital.

May 2018: DIC shares swap

On May 6, 2018 IDBD agreed on a SWAP on shares of DIC held by third parties with a banking entity not related to the group for a period of one year with the possibility of extending an additional year. The total of shares subject to the agreement is 6,020,811 and the value of the swap at the time of subscription is on average NIS 10.12 per share, approximately NIS 60 million (approximately Ps. 342 million on the day of the transaction). The present transaction will be settled in cash for the difference between the quotation at the end of the agreement and the agreed price. For this transaction, the group has not increased its participation in DIC for this transaction and granted guarantees on certain financial assets.

XIV. Comparative Summary Consolidated Balance Sheet Data

	03.31.18	03.31.17
Non-current assets	195,530	148,237
Current assets	84,227	55,454
Total Assets	279,757	203,691
Capital and reserves attributable to equity holders of the parent	30,651	25,806
Non-controlling interest	28,400	18,272
Total shareholders’ equity	59,051	44,078
Non-current liabilities	169,305	118,795
Current liabilities	51,401	40,818
Total Liabilities	220,706	159,613
Total liabilities and shareholders’ equity	279,757	203,691

12

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2018

XV. Summary Consolidated Income Statement Data

	03.31.18	03.31.17
Profit from operations	18,691	6,814
Share of profit of associates and joint ventures	571	142
Profit before financial results and income tax	19,262	6,956
Finance income	992	657
Finance expenses	-11,148	-5,531
Other financial results	1,838	2,481
Financial results, net	-8,318	-2,393
Income before income tax	10,944	4,563
Income tax expense	159	-1,113
Profit for the period from continuing operations	11,103	3,450
Income / (loss) for the period from discontinued operations after income tax	187	3,056
Profit for the period	11,290	6,506
Other comprehensive (loss) / income for the period	1,945	2,164
Comprehensive net (loss) / income for the period	13,235	8,670

Attributable to:
Equity holders of the parent	8,786	4,386
Non-controlling interest	4,449	4,284

XVI. Comparative Summary Consolidated Cash Flow Data

	03.31.18	03.31.17
Net cash generated by operating activities	9,392	6,312
Net cash used in investing activities	-8,493	859
Net cash generated by financing activities	5,075	651
Net increase in cash and cash equivalents	5,974	7,822
Cash and cash equivalents at beginning of fiscal year	24,854	13,866
Cash and cash equivalents reclassified to held for sale	-269	-161
Foreign exchange gain on cash and cash equivalents	2,402	852
Cash and cash equivalents at the end of the period	32,961	22,379

XVII. Comparative Ratios

	03.31.18		03.31.17
Liquidity
CURRENT ASSETS	84,227	1.64	55,454	1.36
CURRENT LIABILITIES	51,401		40,818
Indebtedness
TOTAL LIABILITIES	220,706	7.20	159,613	6.19
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	30,651		25,806
Solvency
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	30,651	0.14	25,806	0.16
TOTAL LIABILITIES	220,706		159,613
Restricted Assets
NON-CURRENT ASSETS	195,530	0.70	148,237	0.73
TOTAL ASSETS	279,757		203,691

13

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2018

XVIII.
EBITDA Reconciliation

In this summary report we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) interest income, (ii) interest expense, (iii) income tax expense, and (iv) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus (i) total financial results, net other than interest expense, net (mainly foreign exchange differences, net gains/losses from derivative financial instruments; gains/losses of financial assets and liabilities at fair value through profit or loss; and other financial results, net) and minus (ii) share of profit of associates and joint ventures and minus (iii) unrealized results due to the revaluation of the fair value of investment properties.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit for the relevant period to EBITDA and Adjusted EBITDA for the periods indicated:

For the nine-month period ended March 31 (in Ps. million)
	2018	2017
Profit for the period	11,290	6,506
Profit from discontinued operations	- 187	- 3,056
Interest income	- 619	- 549
Interest expense	7,945	4,840
Income tax expense	- 159	1,113
Depreciation and amortization	4,085	3,531
EBITDA (unaudited)	22,355	12,385
Unrealized gain from fair value of investment properties	- 12,660	- 2,832
Share of profit of associates and joint ventures	- 571	- 142
Dividends earned	- 59	- 53
Foreign exchange differences net	2,398	207
(Gain) from derivative financial instruments	14	- 111
Fair value gains of financial assets and liabilities at fair value through profit or loss	- 1,852	- 2,370
Other financial costs	491	429
Adjusted EBITDA (unaudited)	10,116	7,513
Adjusted EBITDA Margin (unaudited)(1)	15.40%	13.61%
(1)        Adjusted EBITDA margin is calculated as Adjusted EBITDA, divided by income from sales, rents and services.

14

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2018

XIX. Brief comment on prospects for the next period

Our businesses in the Operations center in Argentina and Israel have posted sound operating results in the nine-month period of fiscal year 2018. We believe that the diversification of our business, with real estate assets in Argentina and abroad, favorably positions us to face all the challenges and opportunities that may arise in the coming years.

As concerns our Operations Center in Argentina and our subsidiary IRSA Propiedades Comerciales S.A., prospects for fiscal year 2018 are positive. Tenant sales in our shopping malls have shown better performance during the 3rd quarter of FY 2018 and we hope to continue growing during the 4th quarter of the year in terms of sales and visitors in our shopping malls as well as adding the best new tenants in our office spaces maintaining optimum occupancy levels.

During the last quarter of the fiscal year 2018 and the next fiscal year 2019, we expect to concrete certain acquisitions of new lands, as the one recently acquired in the district of La Plata in Buenos Aires province or existing commercial properties, and we plan to make progress in the commercial developments already launched, including the 4,000 sqm expansion of our Alto Palermo shopping mall, the development of the 32,000 sqm office building in the commercial complex adjoining our Dot Baires shopping mall, and the “Catalinas” building in Buenos Aires. In addition, we expect to finish the expansion works in some of our shopping malls for approximately 18,000 of GLA. We will build 2,200 sqm to add 6 cinema screens in Alto Comahue, a large store of 3,000 sqm in Alto Rosario shopping mall and a 12,700 sqm Sodimac store in Mendoza Plaza Shopping. In addition, we will continue working on optimizing the performance of our current properties through improvements that allow us to take best advantage of their GLA potential and to furnish them with increased functionality and appeal for the benefit of consumers and tenants alike.

We will continue to promote marketing actions, events and targeted promotions at our shopping malls to attract consumers, through the joint endeavors of the Company, the retailers and the credit card issuer banks, as these actions have proved to be highly effective and are welcomed by the public.

We are optimistic about the opportunities that may arise in Argentina for the second semester fiscal year 2018. We have a large reserve of lands for future shopping mall and office development projects in an industry scenario with high growth potential.

As concerns our investments outside Argentina, we will continue working in the improvement of the operating ratios of our “Lipstick” building in New York and backing the new strategy of selectively selling low-class hotels and replacing them with higher-class hotels, that is being developed by the “Condor Hospitality Trust” hotel REIT (NASDAQ: CDOR).

Regarding our investment in the Israeli company IDBD, we are much pleased with the results obtained in the nine-month period of FY18 and we will continue to work towards deleveraging the Company, selling non-strategic assets in its portfolio and improving the operating margins of each of its operating subsidiaries.

Taking into account the quality of the real estate assets in our portfolio, the Company’s financial position and low indebtedness level and its franchise for accessing the capital markets, we remain confident that we will continue consolidating the best real estate portfolio in Argentina and Israel. Moreover, in line with our continuous pursuit of business opportunities and having in mind the general and specific conditions of the national and international markets, we keep evaluating different actions to optimize our capital structure. As concerns our Operations Center in Argentina, to keep increasing the liquidity of our controlled company IRSA Propiedades Comerciales S.A., the Company could make additional sales of the shares held by it in such company, in one or more tranches, in the over-the-counter market or through a private sale, aps agreed by the Company’s shareholders in due course.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2018

Appendix

Argentine Tax reform: Main impacts

On December 27, 2017, the Argentine Congress approved the Tax Reform, through Law No. 27,430, which was enacted on December 29, 2017, and has introduced many changes to the income tax treatment applicable to financial income. The key components of the Tax Reform are as follows:

Income tax: Corporate income tax gradually would be reduced to 30% for fiscal periods commencing after January 1st, 2018 through December 31, 2019, and to 25% for fiscal periods commencing after January 1st, 2020, inclusive.

Dividends: Tax on dividends distributed by Argentine companies would be as follows: (i) dividends originated from profits obtained before fiscal year ending June 30, 2018 will not be subject to withholding tax; (ii) dividends derived from profits generated during fiscal years ending June 30, 2019 and 2020 paid to Argentine Individuals and/or foreign residents, will be subject to a 7% withholding tax; and (iii) dividends originated from profits obtained during fiscal year ending June 30, 2021 onward will be subject to withholding tax at a rate of 13%.

Presumptions of dividends: Certain facts will be presumed to constitute dividend payments, such as: i) withdrawals from shareholders, ii) shareholders private use of property of the company, iii) transactions with shareholders at values different from market values, iv) personal expenses from shareholders or shareholder remuneration without substance.

Revaluation of assets: The regulation establishes that, at the option of the companies, tax revaluation of assets is permitted for assets located in Argentina and affected to the generation of taxable profits. The special tax on the amount of the revaluation depends on the asset, being (i) 8% for real estate not classified as inventories, (ii) 15% for real estate classified as inventories, (iii) 5% for shares, quotas and equity interests owned by individuals and (iv) 10% for the rest of the assets. As of the date of these financial statements, the Group has not exercised the option. The gain generated by the revaluation is exempted according to article 291 of Law No. 27,430 and, the additional tax generated by the revaluation is not deductible.

In addition, the Argentine tax reform contemplates other amendments regarding the following matters: social security contributions, tax administrative procedures law, criminal tax law, tax on liquid fuels, and excise taxes, among others. At the date of presentation of these financial statements, some aspects are pending regulation by the National Executive Power.

USA Tax reform: Main impacts

In December 2017, a bill was passed to reform the federal taxation law in the United States. The reform included a reduction of the corporate tax rate from 35% to 21%, for the tax years 2018 and thereafter.

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